FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Special Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of January 2009
January 28, 2009
Commission File No: 001-13488
BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)
Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable
This Report is incorporated by reference in the prospectus contained in Registration Statements on Form F-3 (SEC File No. 333-08246), Form F-3/S-3 (SEC File No. 333-106837) and Form F-3/S-3 (SEC File No. 333-120775) filed by the Registrant under the Securities Act of 1933

Interim Management Report

This constitutes the Interim Management Report of British Sky Broadcasting Group plc (the ‘‘Company’’) prepared in accordance with International Accounting Standard 34 ‘‘Interim Financial Reporting’’ (‘‘IAS 34’’) as issued by the International Accounting Standards Board (‘‘IASB’’) and as adopted by the European Union (‘‘EU’’).
Forward-looking statements
This document contains certain forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and our strategy, plans and objectives. These statements include, without limitation, those that express forecasts, expectations and projections, such as forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, fixed line telephony, broadband and bandwidth requirements, advertising growth, Direct-to-Home (‘‘DTH’’) customer growth, Multiroom, Sky+, Sky+HD and other services’ penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming costs, subscriber management and supply chain costs, administration costs and other costs, marketing expenditure, capital expenditure programmes, liquidity and proposals for returning capital to shareholders.
These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that we operate in a highly competitive environment, the effects of laws and government regulation upon our activities, our reliance on technology, which is subject to risk, change and development, failure of key suppliers, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, our ability to continue to communicate and market our services effectively, and the risks associated with our operation of digital television transmission in the United Kingdom (‘‘UK’’) and Republic of Ireland (‘‘Ireland’’).
Information on the significant risks and uncertainties associated with our business is described in ‘‘Review of the business – Risk factors’’ in this document. All forward-looking statements in this document are based on information known to us on the date hereof. Except as required by law, we undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

British Sky Broadcasting Group plc
Interim Management Report 2009

Review of the business

Chief Executive Officer’s statement
“In a very challenging economic environment, we have delivered a great set of results by focusing on quality, value and service for our customers. Overall customer growth is up year on year and we are selling more products across the board, including record growth in Sky+HD.
Good cost control has allowed us to turn our operational performance into very strong financial results, with 6% growth in revenue, 31% growth in operating profit and 34% growth in adjusted basic earnings per share.
We are in a strong financial position with low leverage. Net debt has reduced by £331 million year on year to £1.6 billion and we have sufficient cash to comfortably cover all 2009 debt maturities and access to further liquidity via our undrawn bank facility if required.
These results are only possible because of the hard work and dedication of the great team of people we have right across Sky.
We enter 2009 in a strong position. Against a very difficult and uncertain economic backdrop, we will continue to focus our efforts on providing customers with more of what they want: the very best of entertainment and home communications at great value, backed up by great service.
We have announced plans to make high definition more accessible to everyone and we will continue to build our broadband and home telephony businesses, helping even more Sky customers to save money on their household bills.
We will build on our Bigger Picture commitment to make the arts more accessible, encourage participation in sport and help tackle climate change. We will also continue to focus on the efficiency of our operations.
Delivering on these plans will create a stronger and more profitable business for the benefit of customers, shareholders and colleagues alike.”

Jeremy Darroch
Chief Executive Officer
British Sky Broadcasting Group plc
Interim Management Report 2009

Key information
Selected financial data
Set forth below is selected financial data for British Sky Broadcasting Group plc and its subsidiaries (the “Group”) under International Financial Reporting Standards (“IFRS”) as issued by the IASB and as adopted by the EU, as at and for each of the years in the three year period ended 30 June 2008. Also set forth below is selected financial data for the Group for the half year periods ended 31 December 2008 and 2007.
The information contained in the following tables should be read in conjunction with the “Financial and operating review” and the Group’s historical condensed consolidated interim financial statements and related notes, as well as other information included elsewhere in this document.
The selected financial data set forth below as at and for each of the half year periods ended 31 December 2008 and 31 December 2007 are derived from condensed consolidated interim financial statements included in this Interim Management Report on Form 6-K, which have been prepared in accordance with IAS 34. The selected financial data set forth below for each of the years in the three year period ended 30 June 2008 are derived from our Annual Report on Form 20-F filed with the SEC.

	Half year ended		Full year ended
	31 December		30 June
	2008	2007	2008	2007	2006
Consolidated Income Statement	£m	£m	£m	£m	£m

Retail subscription	1,987	1,853	3,769	3,406	3,157
Wholesale subscription	93	88	181	208	224
Advertising	165	167	328	352	342
Sky Bet	23	24	44	47	37
Installation, hardware and service	142	148	276	212	131
Other	191	178	354	326	257

Revenue	2,601	2,458	4,952	4,551	4,148
Operating expense(1), (2)	(2,216)	(2,163)	(4,228)	(3,736)	(3,271)
Operating profit	385	295	724	815	877

Share of results of joint ventures and associates	10	8	15	12	12
Investment income	28	19	47	46	52
Finance costs	(88)	(82)	(177)	(149)	(143)
Profit on disposal of joint venture	–	67	67	–	–
Impairment of available-for-sale investment	(59)	(343)	(616)	–	–
Profit (loss) before tax	276	(36)	60	724	798

Taxation	(110)	(76)	(187)	(225)	(247)
Profit (loss) for the period	166	(112)	(127)	499	551

Earnings (loss) per share from profit (loss) for the period (in pence)
Basic	9.5p	(6.4p )	(7.3p )	28.4p	30.2p
Diluted	9.5p	(6.4p )	(7.3p )	28.2p	30.1p
Dividends per share
Dividends declared per share (in pence)(3)	7.5p	7.1p	16.8p	15.5p	12.2p
Dividends declared per share (in cents)(3)	12.7¢	14.5¢	33.6¢	30.2¢	21.8¢

	As at 31 December		As at 30 June
	2008	2007	2008	2007	2006
Consolidated Balance Sheet	£m	£m	£m	£m	£m

Non-current assets	2,951	2,618	2,384	2,557	1,504
Current assets	2,766	1,629	1,698	1,363	2,283
Current liabilities	(3,071)	(1,894)	(1,893)	(1,499)	(1,547)
Non-current liabilities	(2,667)	(2,411)	(2,357)	(2,374)	(2,119)
Net (liabilities) assets	(21)	(58)	(168)	47	121

Capital stock(4)	2,313	2,313	2,313	2,313	2,333
Number of shares in issue (in millions)	1,753	1,753	1,753	1,753	1,791

British Sky Broadcasting Group plc
Interim Management Report 2009

Key information
continued
Selected other financial data

	As at 31 December		As at 30 June
Statistics (in thousands)	2008	2007	2008	2007	2006

Distribution of Sky Channels
DTH homes	9,238	8,832	8,980	8,582	8,176
Cable homes(5)	4,247	1,308	1,248	1,259	3,898

Total Sky pay homes	13,485	10,140	10,228	9,841	12,074

DTT homes(6)	9,700	9,600	9,700	9,139	6,402

Sky Broadband homes	1,955	1,199	1,628	716	–
Sky Talk homes	1,500	915	1,241	526	–

Notes

(1)	Included within operating expense for the full year ended 30 June 2007 is a £65 million credit due to the Group, arising from certain contractual rights under one of the Group’s channel distribution agreements. This item was previously disclosed as a contingent asset in the Group’s financial statements for the year ended 30 June 2006.

(2)	Included within operating expense for the half year ended 31 December 2008 is £3 million (2008: half year: £12 million, full year: £21 million; 2007: full year: £16 million) of expense relating to legal costs incurred on the Group’s claim against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure. For further details see “Financial and operating review – Contingent assets and liabilities”.

Included within operating expense for the year ended 30 June 2008 is £7 million of expense relating to a restructuring exercise undertaken following a review of operating costs. No further costs have been incurred in the half year ended 31 December 2008.

(3)	Dividends are recognised in the period in which they are approved.

(4)	Capital stock comprises called-up share capital and share premium.

(5)	The number of cable homes is as reported to us by the cable operators. Between February 2007 and November 2008, the reported number of cable homes reflects the impact of Virgin Media (“VM”) ceasing to carry Sky’s Basic Channels on its platform. A new agreement was reached in November 2008 and VM has now resumed carriage of Sky’s Basic Channels.

(6)	The Digital Terrestrial Television (“DTT”) homes number consists of Ofcom’s estimate of the number of homes where DTT is the only digital TV platform supplying services and includes Top-Up-TV DTT homes. The number of DTT homes for all periods disclosed above is based on Ofcom’s Digital Television Update published quarterly in arrears. Latest data available for the period ended 31 December 2008 is as at 30 September 2008.
Factors which materially affect the comparability of the selected financial data
Available-for-sale investment
During the half year fiscal 2009, we recorded an impairment loss of £59 million (2008: half year: £343 million; full year: £616 million) in the carrying value of our equity investment in ITV plc (“ITV”). For further details see note 5 to the “Condensed consolidated interim financial statements”.
Business combinations
During the half year fiscal 2008, we completed the acquisition of Amstrad plc (“Amstrad”). The results of this acquisition were consolidated from the date on which control passed to the Group (5 September 2007).
During fiscal 2007, we completed the acquisition of 365 Media Group plc (“365 Media”). The results of this acquisition were consolidated from the date on which control passed to the Group (23 January 2007).
During fiscal 2006, we completed the acquisition of Easynet Group plc (“Easynet”). The results of this acquisition were consolidated from the date on which control passed to the Group (6 January 2006).
Disposal of joint venture
On 12 December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel’s television operations outside the US). The Group recognised a profit on disposal of £67 million.
British Sky Broadcasting Group plc
Interim Management Report 2009

Exchange rates
A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations see “Quantitative and qualitative disclosures about market risk – Foreign exchange risk”.
Since any dividends are declared in pounds sterling, exchange rate fluctuations will affect the US dollar equivalent of cash dividends receivable by holders of American Depositary Shares (“ADSs”).
The following table sets forth, for the periods indicated, information concerning the noon buying rates provided by the Federal Reserve Board for pounds sterling expressed in US dollars per £1.00.

Month			High	Low

July 2008			2.0038	1.9685
August 2008			1.9743	1.8190
September 2008			1.8558	1.7497
October 2008			1.7804	1.5472
November 2008			1.6156	1.4789
December 2008			1.5457	1.4395

Full year ended 30 June	Period end	Average(1)	High	Low

2005	1.7930	1.8596	1.9482	1.7733
2006	1.8491	1.7808	1.8911	1.7138
2007	2.0063	1.9463	2.0063	1.8203
2008	1.9906	2.0105	2.1104	1.9405

Half year ended 31 December	Period end	Average(1)	High	Low

2007	1.9843	2.0351	2.1104	1.9774
2008	1.4619	1.6989	2.0038	1.4395

(1) The average rate is calculated by using the average of the noon buying rates on the last day of each month during the relevant period.
On 26 January 2009, the noon buying rate was US$1.3912 per £1.00.
British Sky Broadcasting Group plc
Interim Management Report 2009

Risk factors
This section describes the significant risk factors affecting our business. These should be read in conjunction with our long-term operating targets, which are set out in “Financial review – Financial and operating review – Trends and other information”. These risks could have a material adverse effect on any or all of our business, financial condition, prospects, liquidity or results of operations. Additional risks and uncertainties of which we are not aware or which we currently believe are immaterial may also adversely affect our business, financial condition, prospects, liquidity or results of operations.
The Group’s business is heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licences could adversely affect the Group’s ability to operate or compete effectively.
The Group is subject to regulation primarily under UK and European Union legislation and it is currently and may be in the future subject to proceedings, and/or investigation and enquiries from regulatory authorities. The regimes which affect the Group’s business include broadcasting, telecommunications, competition (antitrust), gambling and taxation laws and regulations. Relevant authorities may introduce additional or new regulations applicable to the Group’s business. The Group’s business and business prospects could be adversely affected by the introduction of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, taxation, or other aspects of the Group’s business, or that of any of the Group’s competitors, could have a material adverse effect on the Group’s business and/or the results of its operations.
The Group cannot be certain that it will succeed in obtaining all requisite approvals and licences in the future for its operations without the imposition of restrictions which may have an adverse consequence to the Group, or that compliance issues will not be raised in respect of the Group’s operations, including those conducted prior to the date of this Interim Management Report.
On 18 December 2007, Ofcom published a consultation document in relation to its ongoing investigation into the UK pay TV industry. The consultation document outlined Ofcom’s preliminary understanding of the operation of the pay TV industry in the UK. Following consideration of responses provided by interested parties, Ofcom published a second consultation document on 30 September 2008 entitled “Access to Premium Content”. The second consultation document outlines Ofcom’s view that the Group has market power in narrow markets for the wholesale supply of premium channels showing live Premier League football matches or first-run movies in the first pay window. According to Ofcom, this market power may permit the Group to limit the distribution of those channels to other retailers on platforms other than DTH and/or allow the Group to set wholesale prices for those channels above the competitive level. While such concerns do not, in Ofcom’s view, warrant a reference to the Competition Commission (“CC”) at this time, Ofcom is considering addressing its concerns by requiring the Group to wholesale designated premium channels on regulated terms (a “wholesale must-offer obligation”). Interested parties, including the Group, were invited to respond to the findings and proposals made in the second consultation document. Ofcom has also announced that if, following the second consultation, it is still considering imposing a wholesale must-offer obligation on the Group, such a remedy would be subject to a further (third) consultation in 2009. The Group has responded to the second consultation and will continue to engage with Ofcom.
On 17 November 2006, the Group acquired 696 million shares in ITV amounting to 17.9% of its issued share capital. The Group paid 135 pence per share, totalling £946 million. The investment in ITV has been subject to an in-depth review by the CC. In December 2007 the CC completed its review and delivered the final report of its findings to the Secretary of State for Business, Enterprise and Regulatory Reform (“SoS”). The CC concluded that the Group’s acquisition of the ITV shares may be expected to result in substantial lessening of competition arising from the loss of rivalry in an all-TV market between ITV and the Group. The CC also concluded that the acquisition would not materially affect the sufficiency of plurality of persons with control of media enterprises serving relevant audiences. The CC recommended that the Group be required to divest part of its stake such that it would hold less than 7.5% of ITV’s issued share capital. Taking into account the CC’s findings, the SoS announced on 29 January 2008 his decision to make an adverse public interest finding. The SoS also decided to impose on the Group the following remedies to address the substantial lessening of competition identified in the CC’s report: (1) divestment of the Group’s shares in ITV down to a level below 7.5% within a specified period (which has not been publicly disclosed) and (2) undertakings requiring the Group not to dispose of its ITV shares to an associated person, not to seek or accept representation to the Board of ITV and not to reacquire shares in ITV.
The Group sought judicial review of the decisions of the SoS and CC before the Competition Appeal Tribunal (“CAT”). VM also sought judicial review of the findings of the CC and SoS in relation to media plurality and the remedies imposed. The Group was granted permission to intervene in the review proceedings of VM and VM was granted permission to intervene in the review proceedings brought by the Group.
On 29 September 2008 the CAT published a single judgment with respect to both the Group’s and VM’s appeals. The CAT rejected the Group’s appeal and upheld VM’s challenge relating to media plurality. In relation to remedies, the CAT found that the CC and SoS were entitled to find that divestiture to below 7.5% would most appropriately remedy the competition concerns. The Group applied to the CAT for permission to appeal the CAT’s judgment to the Court of Appeal. That application was rejected. The Group has now applied to the Court of Appeal for permission to appeal and awaits that court’s decision.
On 2 January 2009 the Department for Business, Enterprise and Regulatory Reform (“BERR”) opened a public consultation on draft undertakings implementing the divestment remedy required by the SoS, the form of which the Group had previously agreed. BERR has confirmed that the SoS will not require the Group to enter into the undertakings (or comply with an order imposing the divestment remedy) until the outcome of the Group’s application for permission to appeal is known.
The Group is not yet able to assess whether, or the extent to which, these matters will have a material effect on the Group.
The Group operates in a highly competitive environment that is subject to rapid change and it must continue to invest and adapt to remain competitive.
The Group faces competition from a broad range of companies engaged in communications and entertainment services, including cable operators, DSL providers, other DTH providers, digital and analogue terrestrial television providers, telecommunications providers, internet service providers, home entertainment products companies, betting and gaming companies, companies developing new technologies, and other suppliers of news, information, sports and entertainment, as well as other providers of interactive services. The Group’s competitors increasingly include communication and entertainment providers that are offering services beyond those with which they have traditionally been associated, either through engaging in new areas or by reason of the convergence of the means of delivery of communication and entertainment services. The Group’s competitors include organisations which are publicly funded, in whole or in part, and which fulfil a public service broadcasting mandate. A change to such mandate could lead to an increase in the strength of competition from these organisations. Although the Group has continued to develop its services through technological innovation and by licensing, acquiring and producing a broad range of content, the Group cannot predict with certainty the changes that may occur in the future which may affect the competitiveness of its businesses. In particular, the means of delivering various of the Group’s (and/or competing) services may be subject to rapid technological change. The Group’s competitors’ positions may be strengthened by an increase in the capacity of, or developments in, the means of delivery which they use to provide their services.
The Group’s advertising revenue depends on certain external factors which include the overall value of advertising placed with broadcasters by third party advertisers as well as the amount of such advertising that is placed with the Group and the channels on whose behalf the Group sells advertising space. The Group’s advertising revenue is also impacted by the audience viewing share of the Sky Channels and the other channels on whose behalf the Group sells advertising and, accordingly, such revenue is affected by the distribution of such channels. These factors will not always be favourable to the Group and developments in those areas may therefore have a negative impact on the Group’s advertising revenue. Advertising revenue may also be dependent on the viewing behaviour of the television audience. For example, viewers of on-demand programming

British Sky Broadcasting Group plc
Interim Management Report 2009

may choose not to view that programming on Sky Channels and other channels on whose behalf the Group sells advertising. The Group cannot be certain that its advertising revenue will not be impacted negatively by this behaviour or that advertising revenue for Sky Channels currently offered on other platforms will not be impacted negatively in the future by the offering of video-on-demand services by other operators.
The Group’s ability to compete successfully will depend on its ability to continue to acquire, commission and produce programme content that is attractive to its customers. The programme content and third party programme services the Group has licensed from others are subject to fixed term contracts which will expire or may terminate early. The Group cannot be certain that programme content or third party programme services (whether on a renewal or otherwise) will be available to it at all or on acceptable financial or other terms (including in relation to technical matters such as encryption, territorial limitation and copy protection). Similarly, the Group cannot be certain that such programme content or programme services will be attractive to its customers, even if so available.
The future demand and speed of take up of the Group’s DTH service, and the Group’s broadband and telephony services will depend upon the Group’s ability to offer such services to its customers at competitive prices, pressures from competing services (which include both paid-for and free-to-air offerings), and its ability to create demand for its products and to attract and retain customers through a wide range of marketing activities. The future demand and speed of take up of the Group’s services will also depend upon the Group’s ability to package its content attractively. In addition, the Group operates in a geographic region which has experienced sustained economic growth for a number of years. The effect of the current slowdown in the rate of economic growth and the recent decline in consumer confidence on the Group’s ability to continue to attract and retain customers is uncertain. Therefore, the Group cannot be certain that the current or future marketing and other activities it undertakes will succeed in generating sufficient demand to achieve its operating targets.
The Group’s business is reliant on technology which is subject to the risk of failure, change and development.
The Group is dependent upon satellites which are subject to significant risks that may prevent or impair their commercial operations, including defects, destruction or damage, and incorrect orbital placement. If the Group, or other broadcasters who broadcast channels on the Group’s DTH platform, were unable to obtain sufficient satellite transponder capacity in the future, or the Group’s contracts with satellite providers were terminated, this would have a material adverse effect on the Group’s business and results of operations. Similarly, loss of the transmissions from satellites that are already operational, or failure of the Group’s transmission systems or up linking facilities, could have a material adverse effect on its business and operations.
The Group is dependent on complex technologies in other parts of its business, including its customer relationship management systems, broadcast and conditional access systems, advertising sales, email platform, supply chain management systems and its telecommunications network infrastructure, including wide area network, LLU, CISCO core IP network, Marconi/Alcatel optical network and complex application servers.
In terms of the delivery of the Group’s broadcast services, the Group is reliant on a third party telecommunications infrastructure to distribute the content between its head offices at Isleworth and its primary and secondary uplink sites at Chilworth and Fair Oak.
In addition, the Group’s network and other operational systems are subject to several risks that are outside the Group’s control, such as the risk of damage to software and hardware resulting from fire and flood, power loss, natural disasters, and general transmission failures caused by a number of additional factors.
Any failure of the Group’s technologies, network or other operational systems or hardware or software that results in significant interruptions to the Group’s operations could have a material adverse effect on its business.
There is a large existing population of digital satellite reception equipment used to receive the Group’s services, including set-top boxes and ancillary equipment, in which the Group has made a significant investment and which is owned by its customers (other than the smart cards, the hard disk capacity in excess of personal storage capacity and the software in the set-top boxes, to which the Group retains title). Were a significant proportion of this equipment to suffer failure, or were the equipment to be rendered either redundant or obsolete by other technology or other requirements or by the mandatory imposition of incompatible technology, or should the Group need to or wish to upgrade significantly the existing population of set-top boxes and/or ancillary equipment with replacement equipment, this could have a material adverse effect on the Group’s business.
The deployed set-top boxes contain finite memory resources that are used by the operating system and other software components such as the conditional access system, EPG, and interactive applications. The Group estimates that around two million deployed set-top boxes have significant memory constraints and as such it has been necessary to close the EPG launch queue. To date, the Group has been able to carry out software downloads from time to time to reconfigure the memory utilisation in set-top boxes and to accommodate additional and increasingly complex services. In the event that the implementation of such software downloads is no longer a course of action available to the Group, it may be limited in its ability to upgrade the services available via the set-top boxes currently installed in customers’ premises.
Failure of key suppliers could affect the Group’s ability to operate its business.
The Group relies on a consistent and effective supply chain to meet its business plan commitments and to continue to maintain its network and protect its services. A failure to meet the Group’s requirements or delays in the development, manufacture or delivery of products from suppliers, the discontinuance of products or services, or a deterioration in support quality, could adversely affect the Group’s ability to deliver its products and services. No assurance can be given that a broad economic failure or decline in quality of equipment suppliers in the industry in which the Group operates will not occur. Any such occurrence could have a material adverse effect on the Group’s business.
Sky Talk relies on telecommunications services from network operator BT and failure on the part of BT to meet the Group’s requirements for whatever reason may affect the Group’s ability to deliver its telephony services to Sky Talk customers.
The Group uses a series of products from Openreach (a BT group business) within its LLU operations. These are the colocation space and associated facilities to house the central office equipment (co-mingling), backhaul circuits to connect that equipment to the Group’s network (backhaul extension services) and finally individual copper lines that go between the central office equipment and the end user’s house (primarily shared metallic path facility lines). The Group purchases these products from Openreach under terms and conditions outlined in legally binding undertakings given by BT and accepted by Ofcom in lieu of a market investigation reference to the CC following Ofcom’s Strategic Review of Telecommunications (the “BT Undertakings”). These stipulate that the Group buys these products on a fully equivalent basis when compared to other operators (including other parts of BT) who supply broadband, telephony and network products and services. Ofcom has set up an “Equality of Access Board” whose role is to monitor and ensure that all Equivalence of Input requirements agreed in the BT Undertakings are being enacted. Ofcom also monitors the implementation of the BT Undertakings. Outside of the Group’s LLU areas the Group uses BT Wholesale’s IP stream “bitstream” product to provide broadband connectivity to end users. Failure by either Openreach or BT Wholesale in fact to provide its products to the Group on a fully equivalent basis could have a material adverse effect on the Group’s business.
The Group is reliant on encryption and other technologies to restrict unauthorised access to its services.
Direct DTH access to the Group’s services is restricted through a combination of physical and logical access controls, including smart cards which the Group provides to its individual DTH customers. Unauthorised viewing and use of content may be accomplished by counterfeiting the smart cards or otherwise overcoming their security features. A significant increase in the incidence of signal piracy could require the replacement of smart cards sooner than otherwise planned. Although the Group works with its technology suppliers to ensure that its encryption and other protection technology is as resilient to hacking as possible, there can be no assurance that it will not be compromised in the future. The Group also relies upon the encryption or equivalent technologies employed by the cable and other platform operators for the protection of access to the services which the Group makes available to them. Failure of

British Sky Broadcasting Group plc
Interim Management Report 2009

Risk factors
continued
encryption and other protection technology could impact the Group’s revenue from those operators and from its own customers.
The Group’s network and other operational systems rely on the operation and efficiency of its computer systems. Although the Group’s systems are protected by firewalls, there is a risk that its business could be disrupted by hackers or viruses gaining access to its systems. Any such disruption, and any resulting liability to the Group’s customers, could have a material adverse effect on the Group’s business.
The Group undertakes significant capital expenditure projects, including technology and property projects.
The Group is currently involved in capital expenditure projects including infrastructure projects. As is common with such projects, there is a risk that the Group’s capital expenditure projects may not be completed as envisaged, either within the proposed timescales or budgets, or that the anticipated business benefits of the projects may not be fully achieved.
The Group’s investment in ITV could be subject to future events outside of the Group’s control which could result in a loss in value of the Group’s investment.
On 17 November 2006 the Group acquired 696 million shares in ITV representing 17.9% of the issued share capital of ITV, at a price of 135 pence per share. The Group’s investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group continued to review that carrying value throughout fiscal 2008 and recognised a cumulative impairment loss of £616 million in the full year ended 30 June 2008. A further impairment loss of £59 million was recognised during the six month period ended 31 December 2008. The impairment loss for the six month period ended 31 December 2008 was determined with reference to ITV’s closing equity share price of 39 pence at 24 December 2008, the last trading day of that period. Following this impairment the Group is required to recognise the effect of further decline in the value of the equity share price of ITV in the income statement. If the Group were to dispose of all or part of its stake in ITV at a price lower than the equity market price on the date of disposal and lower than a price consistent with the impairment through the income statement on the date of disposal, the Group would be required to recognise a loss on disposal.
The Group, in common with other service providers that include third party services which the Group retails, relies on intellectual property and proprietary rights, including in respect of programming content, which may not be adequately protected under current laws or which may be subject to unauthorised use.
The Group’s services largely comprise content in which it owns, or has licensed, the intellectual property rights, delivered through a variety of media, including broadcast programming, interactive television services, and the internet. The Group relies on trademark, copyright and other intellectual property laws to establish and protect its rights over this content. However, the Group cannot be certain that its rights will not be challenged, invalidated or circumvented or that it will successfully renew its rights. Third parties may be able to copy, infringe or otherwise profit from the Group’s rights or content which it owns or licenses, without the Group’s, or the rights holder’s, authorisation. These unauthorised activities may be more easily facilitated by the internet. In addition, the lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for the Group in protecting its rights relating to its online businesses and other digital technology rights.
The Group generates wholesale revenue from a limited number of customers.
The Group’s wholesale customers, to whom it offers certain of the Sky Channels and from whom it derives its wholesale revenue, have comprised principally ntl and Telewest which merged in 2006 and have been rebranded as VM. On 28 February 2007, the Group’s wholesale supply arrangement to supply VM with the Sky Basic Channels expired, though VM continued to carry versions of all the Sky Premium Channels. On 4
November 2008, the Group announced that it had entered into a new agreement to supply VM with certain of the Sky Basic Channels to take effect on 13 November 2008 and run until 12 June 2011. Economic or market factors, regulatory intervention, or a change in strategy relating to the distribution of the Group’s channels, may adversely influence the Group’s wholesale revenue and other revenue which the Group receives from VM in connection with supply of the Sky Premium and Basic Channels which may negatively affect the Group’s business.
The Group is subject to a number of medium and long-term obligations.
The Group is party to a number of medium and long-term agreements and other arrangements (including in respect of programming and transmission, for example, its transponder agreements) which impose financial and other obligations upon the Group. If the Group is unable to perform any of its obligations under these agreements and/or arrangements, it could have a material adverse effect on the Group’s business.
Government regulation
Regulatory Update
European Commission Investigation – Premier League
The European Commission’s investigation into the Premier League’s (“PL”) joint selling of exclusive broadcast rights to football matches concluded with the European Commission’s adoption, in March 2006, of a decision making commitments offered by the PL legally enforceable. These commitments (a non-confidential version of which has been made available to third parties) are to remain in force until June 2013 and thus applied to the PL’s auction of media rights for the 2007/08 to 2009/10 seasons and will apply to subsequent auctions of rights until June 2013. Amongst other things, the commitments provide for the PL to sell a number of packages of media rights (including rights via the internet and via mobile), each of which showcase the Premier League as a whole throughout each season. No single bidder is allowed to buy all six packages and packages of live rights are sold to the highest standalone bidder.
The Group has been awarded four of the six packages of rights to show live audiovisual coverage of Premier League football matches in the UK for the 2007/08 to 2009/10 seasons. The PL has issued a notice of invitation to tender for the three seasons commencing 2010/11.
The decision is binding on the PL for the duration of the commitments, but does not bind national competition authorities or national courts. The Commission’s decision does not address competition issues which may arise from contracts for rights in relation to Premier League matches from the 2007/08 season onwards: any such issues could be assessed separately under the competition rules at either a European or national level.
Pay TV Market Investigation
On 18 December 2007, Ofcom published a consultation document in relation to its ongoing investigation into the UK pay TV industry. The consultation document outlined Ofcom’s preliminary understanding of the operation of the pay TV industry in the UK. Following consideration of responses provided by interested parties, Ofcom published a second consultation document on 30 September 2008 entitled “Access to Premium Content”. The second consultation document outlines Ofcom’s view that the Group has market power in narrow markets for the wholesale supply of premium channels showing live Premier League football matches or first-run movies in the first pay window. According to Ofcom, this market power may permit the Group to limit the distribution of those channels to other retailers on platforms other than DTH and/or allow the Group to set wholesale prices for those channels above the competitive level. While such concerns do not, in Ofcom’s view, warrant a reference to the CC at this time, Ofcom is considering addressing its concerns by requiring the Group to wholesale designated premium channels on regulated terms (a “wholesale must-offer obligation”). Interested parties, including the Group, were invited to respond to the findings and proposals made in the second consultation document. Ofcom has also announced that if, following the second consultation, it is still considering imposing a wholesale must-offer obligation on the Group, such a remedy would be subject to a further (third) consultation in 2009. The Group responded to the second consultation and will continue to engage with Ofcom.

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Interim Management Report 2009

Review of wholesale digital television broadcasting platforms
In October 2006, Ofcom published a document setting out the scope and timetable for a review of wholesale digital television broadcasting platforms. Ofcom indicated that it intends to undertake an analysis of relevant markets and to assess market power in such markets, to be used to inform regulation of conditional access, access control and EPG listing, and to review the competition conditions in the DTT multiplex licences. In its consultation document in relation to its pay TV market investigation (see above), Ofcom stated that the more strategic issues which might be considered in this platform review overlap with issues raised in the market investigation, and that the latter may be a better vehicle for consideration of such issues. Ofcom also stated that it has therefore given priority to the market investigation and expects to restart the platform review once there is greater clarity as to the likely range of outcomes of the market investigation. At this stage, the Group is unable to determine whether Ofcom’s platform review will have a material effect on the Group.
The Group’s investment in ITV
On 17 November 2006, the Group acquired 696 million shares in ITV amounting to 17.9% of its issued share capital. The Group paid 135 pence per share, totalling £946 million. The investment in ITV has been subject to an in-depth review by the CC. In December 2007 the CC completed its review and delivered the final report of its findings to the SoS. The CC concluded that the Group’s acquisition of the ITV shares may be expected to result in substantial lessening of competition arising from the loss of rivalry in an all-TV market between ITV and the Group. The CC also concluded that the acquisition would not materially affect the sufficiency of plurality of persons with control of media enterprises serving relevant audiences. The CC recommended that the Group be required to divest part of its stake such that it would hold less than 7.5% of ITV’s issued share capital. Taking into account the CC’s findings, the SoS announced on 29 January 2008 his decision to make an adverse public interest finding. The SoS also decided to impose on the Group the following remedies to address the substantial lessening of competition identified in the CC’s report: (1) divestment of the Group’s shares in ITV down to a level below 7.5% within a specified period (which has not been publicly disclosed) and (2) undertakings requiring the Group not to dispose of its ITV shares to an associated person, not to seek or accept representation to the Board of ITV and not to reacquire shares in ITV.
The Group sought judicial review of the decisions of the SoS and CC before the CAT. VM also sought judicial review of the findings of the CC and SoS in relation to media plurality and the remedies imposed. The Group was granted permission to intervene in the review proceedings of VM and VM was granted permission to intervene in the review proceedings brought by the Group.
On 29 September 2008 the CAT published a single judgment with respect to both the Group’s and VM’s appeals. The CAT rejected the Group’s appeal and upheld VM’s challenge relating to media plurality. In relation to remedies, the CAT found that the CC and SoS were entitled to find that divestiture to below 7.5% would most appropriately remedy the competition concerns. The Group applied to the CAT for permission to appeal the CAT’s judgment to the Court of Appeal. That application was rejected. The Group has now applied to the Court of Appeal for permission to appeal and awaits that court’s decision.
On 2 January 2009 the Department for Business, Enterprise and Regulatory Reform (“BERR”) opened a public consultation on draft undertakings implementing the divestment remedy required by the SoS, the form of which the Group had previously agreed. BERR has confirmed that the SoS will not require the Group to enter into the undertakings (or comply with an order imposing the divestment remedy) until the outcome of the Group’s application for permission to appeal is known.
The Group is not yet able to assess whether, or the extent to which, these matters will have a material effect on the Group.

British Sky Broadcasting Group plc
Interim Management Report 2009

Financial review

Introduction
The following discussion and analysis is based on, and should be read in conjunction with, the “Condensed consolidated interim financial statements”. The interim financial statements have been prepared in accordance with IAS 34, as issued by the IASB and as adopted by the EU.
Overview and recent developments
The half year ended 31 December 2008 has been a period of strong operational and financial performance in a very challenging economic environment and we enter calendar 2009 in a good position. We continue to add more customers and sell more products to our existing customers and have driven efficiency through our cost base, with particular focus on supply chain, network optimisation and central costs. Our financial position also remains strong and we are proposing an interim dividend of 7.5 pence per share, an increase of 5% on the prior year, reflecting our confidence in the underlying business and the outlook for growth.
During the half year ended 31 December 2008 (“the current period”), total revenue increased by 6% to £2,601 million, compared to the half year ended 31 December 2007 (“the prior period”). Operating profit for the current period was £385 million, resulting in an operating profit margin of 15%, compared to 12% in the prior period. Profit for the current period was £166 million, generating basic earnings per share of 9.5 pence, compared to a loss per share of 6.4 pence in the prior period.
At 31 December 2008, the total number of DTH customers in the UK and Ireland was 9,238,000, representing a net increase of 258,000 customers in the current period. At 31 December 2008, the total number of Sky+ customers was 4,650,000, representing 50% of total DTH customers. This represents growth in Sky+ customers of 25% in the current period. The number of Multiroom customers also continued to grow strongly, increasing by 119,000 in the current period to 1,723,000, representing 19% penetration of total DTH customers. The Group launched HD on 22 May 2006, and in the current period, the total number of Sky+HD customers grew by 281,000 to 779,000, representing 8% of total DTH customers.
DTH churn (annualised) for the current period was 10.4% (2008: half year: 10.6%). The decrease on the prior period reflected the benefit of additional product penetration.
Cable subscribers to the Group’s channels increased to 4,247,000 compared to 1,308,000 in the prior period. This increase is due to the return of our Basic Channels on VM’s platform from 13 November 2008. The agreement with VM for carriage of the Sky Basic Channels includes fixed annual carriage fees for the Channels and the ability to secure additional capped payments if the Channels meet certain performance related targets.
On 18 July 2006, the Group launched a broadband service for its DTH customers. Sky Broadband continues to grow strongly, increasing by 327,000 customers in the current period to 1,955,000. By the end of the current period, we had unbundled 1,189 telephone exchanges (representing 72% network coverage). The number of Sky Talk customers reached 1,500,000, representing an increase of 259,000 customers in the current period.
On 17 November 2006, we acquired 696 million shares in ITV, representing 17.9% of the issued share capital of ITV, at a price of 135 pence per share. The total consideration paid amounted to £946 million including fees and taxes and was funded from the Group’s existing cash balances and previously undrawn revolving credit facility. The investment in ITV is carried at fair value. The fair value is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007 due to the significant and prolonged decline in the equity share price. In accordance with IFRS the Group has continued to review that carrying value and recognised a cumulative impairment loss of £616 million in fiscal 2008 and a further impairment loss of £59 million in the current period. The impairment loss for the current period was determined with reference to ITV’s closing equity share price of 39 pence at 24 December 2008, the last trading day of the Group’s fiscal half year. This investment has been the subject of an inquiry by the CC and the SoS and the judicial review of the decisions of the CC and the SoS by the CAT (see ‘‘Review of the business – Risk factors for further details).
Corporate
The Board of Directors is proposing an interim dividend of 7.5 pence per ordinary share, representing growth of 5% over the prior period interim dividend. The ex-dividend date will be 25 March 2009 and the dividend will be paid on 21 April 2009 to shareholders of record on 27 March 2009.
On 26 September 2008, Lord Rothschild resigned as a Director and Deputy Chairman of the Company.
On 24 November 2008, the Group issued US$600 million Guaranteed Notes paying 9.500% interest and maturing on 15 November 2018. The net proceeds of the offering will be used for general corporate purposes, for the refinancing of existing debt and to extend the maturity profile of the Group’s debt. In addition, the proceeds may be used for acquisitions of businesses and/or assets in support of our strategy.
Operating results
Revenue
Our revenue is principally derived from retail subscription, wholesale subscription, advertising on our wholly-owned channels, the provision of interactive betting and gaming and installation, hardware and servicing.
Our retail subscription revenue is a function of the number of DTH customers, the mix of services provided and the rates charged. Revenue from the provision of pay-per-view services, which include Sky Box Office, is included within retail subscription or wholesale subscription revenue, as appropriate. Retail subscription revenue also includes retail broadband subscription and Sky Talk revenue. Historically DTH customer acquisitions have tended to be higher in the first half of the Group’s fiscal year, which as a result of the Group expensing the cost of acquiring customers as incurred, has tended to provide a modest weighting of profit towards the second half of the year.
Our wholesale subscription revenue, which is revenue derived from the supply of Sky Channels to cable and Internet Protocol Television (“IPTV”) platforms, is a function of the number of subscribers on cable and IPTV operators’ platforms, the mix of services taken by those subscribers and the rates charged to those cable operators. We are currently a leading supplier of premium pay television programming to cable operators in the UK and Ireland for re-transmission to cable subscribers, although not all cable operators carry all Sky Channels.
Our advertising revenue is mainly a function of the number of commercial impacts, defined as individuals watching one thirty-second commercial on our wholly owned channels, together with the quality of impacts delivered and overall advertising market conditions. Advertising revenue also includes net commissions earned by us from the sale of advertising on those third-party channels for which we act as sales representative.
Sky Bet revenue represents our income in the period for betting and gaming activities, defined as amounts staked by customers less winnings paid out.
Installation, hardware and service revenue includes income from set-top box sales and installation (including the sale of Sky+HD, Sky+ and Multiroom set-top boxes, and broadband), service calls and warranties.
Other revenue principally includes income from online advertising, telephony income from the use of interactive services (e.g. voting and games), text services, conditional access and access control income from customers on the Sky digital platform, platform service revenue, electronic programme guide fees, the provision of business broadband and network services.
Operating expense
Our operating expense arises from programming, transmission, technology and networks, marketing, subscriber management and supply chain and administration costs.
Programming costs include payment for: (i) licences of television rights from certain US and European film licensors including the results of foreign exchange programme hedges; (ii) the rights to televise certain sporting events; (iii) other programming acquired from third party licensors; (iv) the production and commissioning of original

British Sky Broadcasting Group plc
Interim Management Report 2009

programming; and (v) the rights to retail the Sky Distributed Channels to DTH customers.
Under our pay television agreements with the US major movie studios, we generally pay a US dollar denominated licence fee per movie calculated on a per movie subscriber basis, subject to minimum guarantees, which were exceeded some time ago. During the period, we managed our US dollar/pound sterling exchange risk primarily by the purchase of forward foreign exchange contracts and currency options (collars) for up to five years ahead (see “Quantitative and qualitative disclosures about market risk – Foreign exchange risk”).
Under the DTH distribution agreements for the Sky Distributed Channels, we generally pay a monthly fee per subscriber for each channel, the fee in some cases being subject to periodic increases, or we pay a fixed fee or no such fee at all. A number of our distribution agreements are subject to minimum guarantees, which are linked to the proportion of the total number of customers receiving specific packages. Our costs for carriage of the Sky Distributed Channels will (where a monthly per subscriber fee is payable) continue to be dependent on changes in the subscriber base, contractual rates, viewing performance and/or the number of channels distributed.
Transmission, technology and networks costs include costs that are dependent upon the number and annual cost of the satellite transponders that we use. Our transponder capacity is primarily acquired from the SES Astra and Eutelsat Eurobird satellites. Transmission, technology and networks costs also include the costs associated with transmission, uplink and telemetry facilities and the costs of operating the Group’s broadband network and Sky Talk product.
Marketing costs include: (i) above-the-line spend (which promotes our brand and range of products and services generally); (ii) below-the-line spend (which relates to the growth and maintenance of the customer base, including commissions payable to retailers and other agents for the sale of subscriptions and the costs of our own direct marketing to our existing and potential customers); and (iii) the cost of providing and installing digital satellite reception equipment to customers in excess of the relevant amount actually received from customers for such equipment and installation.
Subscriber management and supply chain costs include customer management costs, supply chain costs and associated depreciation. Customer management costs are those associated with managing new and existing customers, including customer handling and customer bad debt costs. Supply chain costs relate to systems and infrastructure and the installation costs of satellite reception equipment and installation costs of new products purchased by customers such as Sky+HD, Sky+ and Multiroom set-top boxes, including smartcard costs. Customer management costs and supply chain costs are largely dependent on DTH customer levels and additions to customers in the period.
Administration costs include depreciation, channel management, facilities, other central operational overheads and the expense recognised for awards granted under our employee share option schemes.
For certain trend information related to our revenue and operating expense, see the “Trends and other information” section below.
Financial and operating review
Half year ended 31 December 2008 compared to half year ended 31 December 2007
Revenue
The Group’s revenues can be analysed as follows:

	For the half year ended 31 December
	2008		2007
	£m	%	£m	%

Retail subscription	1,987	76	1,853	75
Wholesale subscription	93	4	88	4
Advertising	165	6	167	7
Sky Bet	23	1	24	1
Installation, hardware and service	142	6	148	6
Other	191	7	178	7
	2,601	100	2,458	100

The increase of £134 million in retail subscription revenue was driven by a 5% increase in the average number of DTH customers and a 2% increase in average retail revenue per customer, reflecting the September television package price increase, strong take up of Sky+HD and increasing additional product penetration in both broadband and telephony.
The total number of UK and Ireland DTH customers increased by 258,000 in the current period, to 9,238,000. This was as a result of gross customer additions of 732,000 in the current period and a decrease in annualised DTH churn from 10.6% to 10.4%.
Wholesale subscription revenue increased by £5 million in the current period to £93 million benefiting from the return of our Basic Channels on the VM platform from 13 November 2008. The new agreement with VM includes fixed annual carriage fees for the Channels and the ability to secure additional capped payments if the Channels meet certain performance related targets. At 31 December 2008, there were 4,247,000 (31 December 2007: 1,308,000) UK and Ireland cable subscribers to Sky Channels.
Advertising revenue decreased by £2 million in the current period, primarily as a result of a decline in the UK advertising sector. This decrease was partially offset by the fact that prior period revenues included the impact of the non-renewal of the contract to supply Sky’s Basic Channels to VM.
Sky Bet revenue decreased by £1 million in the current period with growth in the on line business offsetting the decline in TV betting activity.
Installation, hardware and service revenue decreased by £6 million in the current period due to the reduction of the price of Sky+HD set-top boxes in October 2008 and a lower price achieved on a higher volume of Sky+ sales. This was partially offset by the increase in Sky+HD additions during the period.
Other revenue of £191 million increased by £13 million in the current period. This increase reflected continued growth in new business and recent contract wins at Easynet.

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Interim Management Report 2009

Financial and operating review
continued
Operating expense
The Group’s operating expenses can be analysed as follows:

	For the half year ended 31 December
	2008		2007
	£m	%	£m	%

Programming	843	38	858	40
Transmission, technology and networks	339	15	254	12
Marketing	444	20	405	19
Subscriber management and supply chain	336	15	379	17
Administration	254	12	267	12
	2,216	100	2,163	100

Within programming expense, Sky Sports channels’ programming costs increased by 1% to £472 million in the current period with higher costs, inclusive of the biennial Ryder Cup and other new agreements, partially offset by lower football costs. Sky Movies channels’ programming costs decreased by 6% to £135 million due to an overall reduction in the volume of titles being delivered and savings achieved in recent contract renewals. News and entertainment programming costs decreased by 20% to £81 million in the current period, due to the timing of key Sky1 programming content scheduled for the second half of this financial year.
Included within programming expense for the current period are third party channel costs, which include our costs in relation to the distribution agreements for the Sky Distributed Channels. Third party channel costs increased by 5% to £155 million in the current period primarily as a result of an expanded channel line up, particularly in HD and the new agreement with VM.
Transmission, technology and network costs increased by £85 million in the current period to £339 million, of which £52 million related to incremental retail broadband and telephony network costs. The remaining increase reflects the growth in Easynet and an increase in transponder costs.
Marketing costs increased by £39 million in the current period. This increase was driven by new acquisitions and an increased number of upgrading customers taking premium products (Sky+ and Sky+HD), partially offset by lower above the line spend.
Subscriber management and supply chain costs decreased by £43 million in the current year to £336 million with the upfront costs related to strong Sky+ and Sky+HD sales and the growth in our broadband and telephony customer base more than offset by cost efficiencies in our contact centres and supply chain, with an overall reduction in the cost of set-top boxes achieved through our acquisition of Amstrad in September 2007.
Administration costs decreased by £13 million in the current period following a review of overheads and targeted cost management.
Included within administration expense for the period ended 31 December 2008 is £3 million (2008: half year: £12 million) of expense relating to legal costs incurred on the Group’s claim against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure.
Operating profit and operating margin
Operating profit increased by 31% to £385 million in the current period primarily driven by strong growth in retail subscriptions and cost efficiencies in our operating expenditure. As a result, operating margin (calculated as total revenue less all operating expense as a percentage of total revenue) for the current period was 15%, compared to 12% in the prior period.
Joint ventures and associates
Joint ventures are entities in which we hold a long-term interest and share control under a contractual arrangement with other parties. Our equity share of the net operating results from joint ventures and associates increased by £2 million to £10 million in the current period.
Investment income and finance costs
Investment income increased by £9 million to £28 million in the current period. This was primarily due to an increase in interest received on cash deposits due to higher cash balances following the bond issuances in February 2008 and November 2008.
Finance costs increased by £6 million to £88 million in the current period. This was mainly due to an increase in borrowing costs following the bond issuances in February 2008 and November 2008, partially offset by a £7 million year on year benefit arising from non-cash fair value gains of derivative financial instruments not qualifying for hedge accounting.
Impairment of available-for-sale investment
An impairment in the carrying value of the Group’s available-for-sale investment in ITV was first recorded at 31 December 2007 due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value and recognised a cumulative impairment loss of £616 million in fiscal 2008 and a further impairment loss of £59 million in the current period. The impairment loss for the current period was determined with reference to ITV’s closing equity share price of 39 pence at 24 December 2008, the last trading day of the Group’s fiscal half year.
Taxation
The total tax charge for the current period of £110 million (2008: half year: £76 million) comprises a current tax charge of £108 million (2008: half year: £76 million) and a deferred tax charge of £2 million (2008: half year: nil). The increase in the tax charge was due to higher profit in the period and the write off of a deferred tax balance of £6 million in relation to industrial buildings. There was a phased withdrawal of Industrial Buildings Allowances by the UK Government as part of the 2008 Finance Act which the Group had previously been entitled to claim in respect of its investments in UK-based studio and technical facilities.
Profit for the interim period and earnings per share
Profit for the period was £166 million compared with a loss of £112 million in the prior period. The increase in profit was primarily due to an increase in operating profit of £90 million and a reduction in the impairment charge in respect of available-for-sale investments of £284 million, partly offset by an increase in taxation of £34 million and the impact of the profit on disposal of a joint venture in the prior period.
The Group’s earnings (loss) per share are as follows:

	For the half year ended
	31 December
	2008	2007
	pence	pence

Earnings (loss) per share from profit (loss) for the period
Basic	9.5	(6.4)
Diluted	9.5	(6.4)
Adjusted earnings per share from adjusted profit for the period
Basic	13.0	9.7
Diluted	12.9	9.7

In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the period which excludes items that may distort comparability. See note 6 to the “Condensed consolidated interim financial statements” for a detailed reconciliation from profit to adjusted profit for the period.
Earnings per share increased from a loss per share of 6.4 pence in the prior period to earnings per share of 9.5 pence in the current period. This increase was primarily a result of the impairment loss in the available-for-sale investment in ITV recorded in the prior period. Adjusted earnings per share increased as a result of a higher adjusted profit for the period.

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Interim Management Report 2009

Balance sheet
Property, plant and equipment and intangible assets increased by £51 million from £1,025 million at 30 June 2008 to £1,076 million at 31 December 2008, due to £188 million of additions in the period, partly offset by depreciation and amortisation of £137 million.
Investments in joint ventures and associates increased by £31 million from £114 million at 30 June 2008 to £145 million at 31 December 2008, primarily due to the revaluation of our interests in NGC Network International LLC and NGC Network Latin America LLC.
Available-for-sale investments decreased by £59 million from £338 million at 30 June 2008 to £279 million at 31 December 2008 as a result of the decrease in the equity share price of ITV.
Non-current derivative financial assets have increased by £569 million from £13 million at 30 June 2008 to £582 million at 31 December 2008, due to mark-to-market movements on the derivative instruments used for hedging certain programming payments and borrowings.
Current assets increased by £1,068 million from £1,698 million at 30 June 2008 to £2,766 million at 31 December 2008, predominantly due to a £456 million increase in cash and cash equivalents, a £320 million increase in inventory and a £173 million increase in derivative financial assets. Cash and cash equivalents have increased following the issuance of US$600 million Guaranteed Notes in November 2008. Inventories increased primarily as a result of the timing of invoicing for the PL agreement. Derivative financial assets have increased due to mark-to-market movements on the derivative instruments used for hedging certain programming payments and borrowings.
Current liabilities increased by £1,178 million from £1,893 million at 30 June 2008 to £3,071 million at 31 December 2008, predominantly due to a £528 million increase in trade and other payables and a £620 million increase in current borrowings. Trade and other payables increased primarily as a result of the timing of invoicing for the PL agreement. Current borrowings mainly increased following the reclassification from non-current borrowings in respect of the £100 million Guaranteed Notes and the remaining amounts payable for the US$650 million Guaranteed Notes, which are both repayable in July 2009, and the weakening of pounds sterling against the dollar on US dollar denominated loans.
Non-current liabilities increased by £310 million to £2,667 million at 31 December 2008, primarily due to the issuance of US$600 million Guaranteed Notes in November 2008, repayable in November 2018, and the weakening of pounds sterling against the dollar on US dollar denominated loans. This has been partially offset by the reclassification of the £100 million and the US$650 million Guaranteed Notes to current liabilities, and a £157 million decrease in non-current derivative financial liabilities due to mark-to-market movements on the derivative instruments used for hedging certain programming payments and borrowings.
Movements in the balance sheet value of derivative financial instruments are taken to the income statement to offset movements in the underlying related hedged items, which also impacts the income statement. Where the underlying hedged item is not yet recognised, movements in the balance sheet value of the derivative are taken to the hedging reserve to the extent that hedge accounting is achieved. Movements in the balance sheet value of derivatives not qualifying for hedge accounting are taken to the income statement.
Foreign exchange
For details of the impact of foreign currency fluctuations on our financial position and performance, see “Quantitative and qualitative disclosures about market risk – Foreign exchange risk”.
Contingent assets and liabilities
The Group has served a claim for a material amount against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.
On 7 May 2008, the Nomenclature Committee of the European Commission issued an Explanatory Note ‘‘EN’’ (0590/2007) to the Combined Nomenclature setting out their view that set-top boxes with a hard drive should be classified under Customs Tariff heading 8521 90 00 and so subject to a 13.9% ad valorem duty on importation to the European Union. As a consequence, the Group is exposed to potential retrospective Customs Duty liability in respect of such set-top boxes imported by Amstrad plc (acquired in September 2007) and for the reimbursement of certain suppliers in line with the terms of contractual supply agreements.
Management’s opinion is that the retrospective application of the Explanatory Note would be wrong as a matter of law. In addition management considers that the adoption of the EN puts the EU in breach of the Information Technology Agreement of 1996, a view which is shared by the US and Japan who have instigated WTO proceedings against the EU on this matter. The Group therefore is, in common with other affected importers, defending its position on this matter and consequently has lodged an appeal to the VAT & Duties Tribunal regarding classification of these products.
As a result of the potential remedies available under the Community Customs Code, the Group considers that in the event that an assessment is made for import duty relating to imports prior to 7 May 2008, it is probable that no outflow of economic benefit would be required to discharge this obligation, and that as such at 31 December 2008 any liability should be considered contingent
Liquidity and capital resources
An analysis of the movement in our net debt (including related fees) is as follows:

	As at			As at
	1 July	Cash	Non-cash	31 December
	2008	movements	movements	2008
	£m	£m	£m	£m

Current borrowings	338	(32)	652	958
Non-current borrowings	2,108	398	47	2,553

Debt	2,446	366	699	3,511
Borrowings-related derivative financial instruments	214	–	(830)	(616)
Cash and cash equivalents	(632)	(456)	–	(1,088)
Short-term deposits	(185)	20	–	(165)

Net debt	1,843	(70)	(131)	1,642

The Group refers to net debt in discussing its indebtedness and liquidity position. Net debt is a non-GAAP measure that management uses to provide an assessment of the overall indebtedness of the Group. The most similar IFRS GAAP measures are current and non-current borrowings.
Management uses net debt to calculate and track adherence to the Group’s borrowing covenants. Management monitors the Group’s net debt position because net debt is a commonly used measure in the investment analyst community and net debt is a key metric used by Moody’s and Standard & Poor’s in their assessment of the Group’s credit rating. As such, management makes decisions about the appropriate investing and borrowing activities of the Group by reference to, amongst other things, net debt.
Our long-term funding comes primarily from our issued equity and US dollar and sterling denominated debt raised in 1999, 2005, 2007 and 2008. As at 31 December 2008, the Group’s net debt was £1,642 million. The bond debt issued in 1999 is repayable in fiscal years 2009 and 2010, and we currently believe that our existing cash resources, combined with RCF availability will enable us to meet the repayment requirements. The bond debt issued in 2005 (which is repayable in 2015, 2017 and 2035), the bond debt issued in 2007 (which is repayable in 2027) and the bond debt issued in 2008 (which is repayable in 2018) has been, and will continue to be, used for general corporate purposes, including the refinancing of maturing debt and extending the maturity profile of our debt. In addition, we may use proceeds of the offerings for acquisitions of businesses and assets in support of our Group strategy. For details of our treasury policy and use of financial instruments see “Quantitative and qualitative disclosures about market risk”.

British Sky Broadcasting Group plc
Interim Management Report 2009

Financial and operating review
continued
Our principal source of liquidity is cash generated from operations, combined with access to the £1 billion RCF, which we entered into in November 2004. At 31 December 2008, this facility was undrawn (30 June 2008: undrawn). Furthermore, on 3 April 2007, the Group established a Euro Medium Term Note Programme (“the Programme”). The Programme provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets. The maximum potential issuance under the Programme is £1 billion, of which £300 million was utilised for the May 2007 bond issue.
Guaranteed Notes
At 31 December 2008, the Group had in issue the following Guaranteed Notes, which were issued by the Company:
US$600 million of 6.875% Guaranteed Notes, repayable in February 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£367 million) at an average fixed interest rate of 8.200%, payable semi-annually. Since issuing, the Group has entered into certain other interest rate hedging arrangements in relation to these notes, the net effect of which mean that £61 million of the swapped debt is now subject to a fixed interest rate of 8.180% semi-annually and a further £61 million is subject to a floating interest rate of six months LIBOR plus a margin of 3.49% semi-annually. The remaining £243 million of swapped debt continues to be subject to a fixed interest rate of 8.200%.
£100 million of 7.750% Guaranteed Notes, repayable in July 2009. The fixed coupon is payable annually.
US$650 million of 8.200% Guaranteed Notes, repayable in July 2009. At the time of issuing, the US dollar proceeds were swapped into pounds sterling (£413 million) at an average interest rate of 7.653% payable semi-annually. Since issuing, the Group has entered into certain other interest rate hedging arrangements in relation to these notes, the net effect of which mean that £63.5 million of the swapped debt is now subject to floating interest rate of six months LIBOR plus a margin of 2.84% and a further £63.5 million is subject to a floating interest rate of six months LIBOR plus a margin of 2.818% providing six months LIBOR does not fall below 2.990%, at which point the interest rate on that £63.5 million swapped would revert to a fixed 7.653%. At period end, this floor level had not been breached. In November 2008, $50 million of these notes were repurchased and the associated hedging closed out, reducing the outstanding liability to $600 million. The level of floating rate hedged was not impacted by this buy back.
£300 million of 6.000% Guaranteed Notes, repayable in May 2027, which were issued in May 2007. The fixed coupon is payable annually.
US$750 million of 6.100% Guaranteed Notes, repayable in February 2018, which were issued in February 2008. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£387 million). 25% of the resulting sterling liability was subject to floating interest rates at LIBOR plus 1.892%, with the remaining 75% incurring a fixed interest rate of 6.83% semi-annually.
US$600 million of 9.500% Guaranteed Notes, repayable in November 2018, which were issued in November 2008. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£401 million). After hedging, 100% of the resulting sterling liability was subject to floating interest rates at an average rate of LIBOR plus 5.542%.
At 31 December 2008, the Group had in issue the following Guaranteed Notes, which were issued by BSkyB Finance UK plc:
US$750 million of 5.625% Guaranteed Notes, repayable in October 2015, which were issued in October 2005. At the time of issuing these notes, the Group entered into swap transactions to convert the US dollar proceeds to pounds sterling (£428 million), which carry interest at an average fixed rate of 5.401% until maturity, payable semi-annually. The Group entered into further interest rate hedging arrangements in respect of £257 million of this swapped debt. The effect of these arrangements was that, from October 2005 until October 2015, the Group will pay an average floating rate of six months LIBOR plus a margin of 0.698% on £257 million of its swapped debt.
£400 million of 5.750% Guaranteed Notes, repayable in October 2017, which were issued in October 2005. The fixed coupon is payable annually. On 14 June 2006, the Group entered into an interest rate hedging arrangement in respect of £20 million of this debt. The effect of this hedging arrangement is that, from October 2006 until October 2009, the Group will pay floating six months LIBOR plus a margin of 0.325% on £20 million of its debt. On the same date, the Group entered into a further interest rate hedging arrangement in respect of £10 million of this debt, to take effect from October 2009 and mature in October 2017. Under the terms of this swap the Group will pay floating six months LIBOR plus a margin of 0.325%. However, at each annual reset date from October 2009 to October 2017, the counterparty to this transaction has the right to cancel the transaction with immediate effect. On 21 June 2007, the Group entered into interest rate hedging arrangements in respect of a further £50 million of debt whereby, from June 2007, the Group will pay floating six months LIBOR minus 0.229%.
US$350 million of 6.500% Guaranteed Notes, repayable in October 2035, which were issued in October 2005. At the time of issuing these notes, the Group entered into swap transactions to convert the US dollar proceeds to pounds sterling (£200 million) at an average fixed rate of 5.826%, payable semi-annually.
Loan Notes
The Group issued Loan Notes of £37 million during the prior period as part consideration for the purchase of Amstrad. The notes are repayable at the option of the note holders either on 31 March or on 30 September in any year between 31 March 2008 and 30 September 2017, at which time the notes are fully redeemable. Under the terms of the Loan Notes the Group pays floating six month LIBOR minus 1.000% until 29 September 2012. After this date, the Group will pay floating six month LIBOR minus 0.500%. The coupon is payable semi-annually. Less than £1 million of Loan Notes were repaid during the current period. We have received redemption notices for £35 million of the outstanding Loan Notes. These will be repaid on 31 March 2009.
Revolving Credit Facility (“RCF”)
In November 2004, the Company entered into a £1 billion RCF. This facility was used to cancel an existing £600 million RCF and is available for general corporate purposes. The £1 billion facility has a maturity date of 30 July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group’s leverage ratio of Net Debt to earnings before interest, taxes, depreciation and amortisation (“EBITDA”) (as defined in the loan agreement). The facility is syndicated across 18 counterparties with a minimum credit rating of A.
We are subject to two financial covenants under our RCF; a maximum leverage ratio and a minimum coverage ratio, which are tested at the end of each six monthly accounting period. The key financial covenants are the ratio of Net Debt to EBITDA (as defined in the loan agreement) and EBITDA to Net Interest Payable (as defined in the loan agreement). Net Debt to EBITDA must be no more than 3:1 and EBITDA to Net Interest Payable must be at least 3.5:1. We were in compliance with these covenants for all periods presented.
At 31 December 2008, the ratio of Net Debt to EBITDA (as defined in the loan agreement) was 1.5:1 (30 June 2008: 1.9:1). In the period ended 31 December 2008, the ratio of EBITDA to Net Interest Payable (as defined in the loan agreement) was 8.5:1 (30 June 2008: 7.5:1).
The following guarantees are in place relating to the Group’s borrowings: (a) British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Investments Limited, BSkyB Finance UK plc, BSkyB Publications Limited and Sky In-Home Service Limited (“SHS”) have given joint and several guarantees in relation to the Company’s £1 billion RCF, together with the outstanding Guaranteed Notes issued by the Company (b) the Company, British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Investments Limited, SHS and BSkyB Publications Limited have given joint and several guarantees in relation to the outstanding Guaranteed Notes issued by BSkyB Finance UK plc.
On 13 March 2008, SHS became an acceding guarantor to the Company’s RCF. At 31 December 2008, the RCF was not drawn down.
Cash flows
During the current period, cash generated from operations was £588 million, compared with £429 million in the prior period, reflecting the increase in operating profit of £90 million and working capital savings. Net cash from operating activities was further

British Sky Broadcasting Group plc
Interim Management Report 2009

impacted by an increase in interest received and a decrease in taxation paid in the current period.
During the current period, payments for property, plant and equipment and intangible assets were £194 million, compared with £153 million in the prior period, following further progress on a number of capital expenditure and infrastructure projects. A total of £48 million was invested in the broadband infrastructure and £36 million was invested to progress the Group’s property and infrastructure projects. We also made payments in the period totalling £8 million to a related party for development of encryption technology, which has been capitalised as an intangible asset. The remaining £102 million was spent on a number of projects including information systems infrastructure, broadcast equipment and the development of new products and services.
The Group did not acquire any subsidiaries in the current period. In the prior period payments for the purchase of subsidiaries amounting to £71 million were primarily due to the acquisition of Amstrad.
During the current period the Group received net proceeds of £398 million from the issuance of US$600 million Guaranteed Notes in November 2008. The Group did not receive any proceeds from the draw-down of the RCF, compared to £54 million in the prior period.
During the current period, interest payments were £101 million, compared to £86 million in the prior period, following the bond issuance in February 2008.
During the current period, we made equity dividend payments of £167 million, compared to £156 million in the prior period.
The above cash flows, in addition to other net cash movements of £30 million and non-cash movements of £131 million, resulted in a decrease in net debt of £201 million to £1,642 million.
Tabular disclosure of contractual obligations
A summary of our contractual obligations and commercial commitments due by period at 31 December 2008 is shown below:

		Less than	Between	Between	More than
	Total	1 year	1-3 years	3-5 years	5 years
	£m	£m	£m	£m	£m

Obligation or commitment
Purchase obligations
– Programme rights(1)	2,820	630	1,499	612	79
– Set-top boxes	365	365	–	–	–
– Third party payments (2)	89	49	36	4	–
– Transponder capacity(3)	285	58	80	68	79
– Property, plant and equipment (4)	100	78	22	–	–
– Intangible asset	12	12	–	–	–
– Other	60	41	17	2	–
Borrowings(5)	3,001	885	–	–	2,116
Interest costs	1,656	191	272	272	921
Operating leases (6)	222	47	76	41	58
Finance leases (7)	71	–	2	2	67
	8,681	2,356	2,004	1,001	3,320

For the avoidance of doubt, this table does not include obligations or commitments relating to employee costs.

(1)	At 31 December 2008, the Group had minimum television programming rights commitments of £2,820 million (30 June 2008: £2,356 million), of which £565 million (30 June 2008: £367 million) related to commitments payable in US dollars for periods of up to seven years (30 June 2008: eight years).

Assuming that movie subscriber numbers remain unchanged from current levels, an additional £351 million (US$708 million) of commitments (30 June 2008: £296 million (US$590 million)) would also be payable in US dollars, relating to price escalator clauses. The pound sterling television programme rights commitments include similar price escalation clauses that would result in additional commitments of £8 million (30 June 2008: £3 million) if subscriber numbers were to remain at current levels.

(2)	The third party payment commitments are in respect of distribution agreements for the television channels owned and broadcast by third parties, retailed by the Group to retail and/or commercial subscribers (“Sky Distributed Channels”) and are for periods of up to six years (30 June 2008: six years). The extent of the commitment is largely dependent upon the number of DTH subscribers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the DTH subscriber levels to these channels and the rate payable for each Sky Distributed Channel were to remain at current levels subject to inflationary increases, the additional commitment would be £625 million (30 June 2008: £636 million).

(3)	Transponder capacity commitments are in respect of the Astra and Eurobird satellites that the Group uses for digital transmissions to both DTH subscribers and cable operators. The commitments are for periods of up to twelve years (30 June 2008: twelve years).

(4)	On 21 December 2007, the Group entered into a property development agreement to construct a new production and broadcast centre.

(5)	Further information concerning borrowings is given in “Liquidity and capital resources” above.

(6)	At 31 December 2008, our operating lease obligations totalled £222 million (30 June 2008: £233 million), the majority of which related to property leases.

(7)	At 31 December 2008, our obligations under finance leases were £71 million (30 June 2008: £67 million). This primarily represents financing arrangements in connection with the customer management centre in Dunfermline, Scotland (which expires in September 2020) and the broadband network infrastructure (which expires in March 2040).
Trends and other information
The significant trends which have a material effect on our financial performance are outlined below.
The number of DTH homes increased by 258,000 in the current period to 9,238,000, compared to growth of 250,000 in the prior period. We expect growth in customer numbers to continue as a result of the implementation of our current marketing strategy, with the aim of achieving our target of 10 million DTH customers in 2010. Sky+ and Multiroom customers both increased substantially in the current period – by 25% and 7% respectively – representing a penetration of total DTH customers of 50% and 19% respectively. On 22 May 2006, we launched our HD service, and at 31 December 2008, there were 779,000 Sky+HD customers representing an 8% penetration of total DTH customers, an increase of 281,000 in the current period.
From 28 January 2009, we are reducing the retail price of a Sky+HD box to £491. We anticipate that this will accelerate the take-up of Sky+HD and provide a number of significant benefits for our business, including growth in revenue and earnings from subscriptions to our HD channels and a platform for the launch of new services for customers over time.
Annualised DTH churn for the current period was 10.4%, compared to 10.6% in the prior period, reflecting increased premium product penetration. Over the medium term we expect our DTH churn to remain broadly in line with the current period.
We launched our retail broadband service on 18 July 2006 and at 31 December 2008 there were 1,955,000 broadband customers. We expect continued growth in the number of retail broadband customers in future periods. The number of Sky Talk customers increased by 259,000 in the current period to 1,500,000. We expect growth in Sky Talk customers to continue. Price increases, the increased number of customers to all of our additional products including, Multiroom and Sky+HD products and the

[1]	Available with HD content mix for £9.75 per month. Minimum contract term of 12 months. Installation fee of £30 for existing customers.

British Sky Broadcasting Group plc
Interim Management Report 2009

Financial and operating review
continued
launch of new services are expected to generate increased retail revenue on a per subscriber basis.
The operating margin for the current period was 15%, up from 12% in the prior period representing a combination of strong revenue growth and good cost control. In the short term, we expect our operating margin to be impacted by our ongoing investment in broadband services and the additional investment in accelerating the take-up of Sky+HD. In order to support the expected increased take-up of Sky+HD, we have started to put additional resources in place and estimate an incremental fixed cost of £15 million in the second half of fiscal 2009.
During the current period, the number of cable homes receiving Sky Channels in the UK and Ireland increased by 2,999,000 to 4,247,000. This reflected the return of our Basic Channels on the VM platform from 13 November 2008. The new agreement with VM includes fixed annual carriage fees for the Channels and the ability to secure additional capped payments if the Channels meet certain performance-related targets. We currently expect cable subscriber numbers to remain stable in the foreseeable future, although this is dependent on the strategies of the relevant cable companies, generally and as they relate to the distribution of our Channels (for further details see “Review of the business – Risk factors”).
Advertising revenue decreased by 1% in the current period. The UK television advertising sector is expected to remain challenging in future periods reflecting the continued wider economic uncertainty.
Sky Bet revenue decreased by £1 million in the current period with growth in the on line business offsetting a decline in TV betting activity. The business is anticipated to return to growth as the online business matures along with the impact of new revenue streams from poker and bingo. As a result of the Gambling Act of 2005, regulation in the UK passed to the Gambling Commission from 1 September 2007. From this date, Sky Bet operated an on-shore sportsbook, regulated by the Gambling Commission, and continued operating gaming products off-shore, regulated by the Alderney Gambling Control Commission. Sky Bet continues to operate measures to prevent US residents using our services.
The Group’s programming costs were lower in the current period with higher sports and third party costs offset by lower entertainment and movies costs. In the short term we expect that programming costs will increase due to the anticipated intensifying competition for programming, and as a result of contracts secured during the current period and fiscal 2008. These contracts include the extension of our exclusive live coverage of the USGA US Open from 2009 to 2014, our successful bids for live coverage of the UEFA Champions League for three seasons from the 2009/10 season, an agreement with the English Cricket Board for rights to all home tests, one day internationals and twenty20 internationals until 2013, three Rugby Union deals, including a five year deal with the RFU for all England’s autumn and summer internationals, a three year deal for the Guinness Premiership and a new deal to show the Heineken Cup live for a further four seasons, as well as three years of live Rugby League and Football League rights from 2009.
However, over the long term the Group expects programming costs to increase at a slower rate than the increase in revenues. We expect fluctuations in programming expense on an absolute basis as the relative timing of licence period commencement dates for our programming portfolio may differ year on year.
Transmission, technology and networks costs increased during the current period, and are expected to continue to increase in future periods at a higher rate than the growth in customers, resulting in an increased cost per customer. This expected increase reflects the costs of operating our Sky Talk service, the growth of retail broadband services and the Easynet business, increased depreciation charges and the increase in transponder costs related to growth in the number of HD channels.
Marketing costs increased in the current and prior period. We expect marketing costs to increase in the short term, principally due to costs associated with the promotion of our retail subscription services and additional investment in accelerating the take up of Sky+HD.
Subscriber management and supply chain costs decreased during the current period. We expect that subscriber management and supply chain costs will increase in future periods due to a greater proportion and volume of Sky+ and Sky+HD customers, with installations that carry higher hardware costs than the standard installations and increased costs associated with our retail broadband services. We expect that these increases will be partially offset by the reduction in the cost of set-top boxes following the purchase of Amstrad and improved cost efficiencies throughout the supply chain.
Administration costs decreased in the current period as a result of our focus on managing our central costs. Going forward, our aim is to hold the rate of growth in administration costs below that of revenue growth.
We currently believe that our existing external financing, together with internally generated cash inflows, will continue to provide sufficient sources of liquidity to fund our current operations, including our contractual obligations and commercial commitments described above, our approved capital expenditure requirements and any dividends proposed.
Off-balance sheet arrangements
At 31 December 2008, the Group did not have any undisclosed off-balance sheet arrangements that require disclosure as defined under the applicable rules of IFRS and the SEC.
Research and development
During the current period, the Group made payments totalling £8 million to a related party for development of encryption technology (2008: half year: £8 million). The Group did not incur any other significant research and development expenditure in the current or prior periods.
Related party transactions
The Group conducts all business transactions with companies which are part of the News Corporation group (“News Corporation”), a major shareholder, on an arm’s length basis. During the period the Group made purchases of goods and services from News Corporation totalling £97 million (2008: half year: £100 million) and supplied services to News Corporation totalling £28 million (2008: half year: £20 million).
During the period the Group made purchases of goods and services from joint ventures and associates totalling £25 million (2008: half year: £26 million) and supplied services to joint ventures and associates totalling £8 million (2008: half year: £7 million).
For further details of transactions with related parties, see note 11 of the “Condensed consolidated interim financial statements”.
Quantitative and qualitative disclosures about market risk
Group treasury activity
The Group’s treasury function is responsible for raising finance for the Group’s operations, together with associated liquidity management, and the management of foreign exchange, interest rate and credit risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, which receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is the Group’s policy that all hedging is to cover known risks and that no speculative trading in financial instruments is undertaken. Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review by the Group’s internal audit team.
The Group’s principal market risks are exposures to changes in interest rates and foreign exchange rates, which arise both from the Group’s sources of finance and from its operations. Following evaluation of those market risks, the Group selectively enters into derivative financial instruments to manage these exposures. The principal instruments currently used are interest rate swaps and options on interest rate swaps (“swaptions”) to hedge interest rate risks, and cross-currency swaps, forward exchange contracts, currency options (collars) and similar financial instruments to hedge transactional and translational currency exposures.

British Sky Broadcasting Group plc
Interim Management Report 2009

Interest rate risk
The Group has financial exposures to both UK and US interest rates, arising primarily from the Group’s long-term bonds and other borrowings. The Group’s hedging policy requires that between 50% and 75% of borrowings are held at fixed interest rates. This is achieved by issuing fixed rate bonds and then using interest rate swap and swaption agreements to adjust the balance between fixed and floating rate debt. The Group’s bank debt is at floating rates, and, when drawn, means that the mix of fixed and floating rate debt fluctuates and is therefore managed to ensure compliance with the Group’s hedging policy. At 31 December 2008, 64% of borrowings were held at fixed rates after hedging (30 June 2008: 74%). Certain of the swaption agreements can be cancelled prior to the maturity of the bonds to which they apply.
The Group’s US dollar denominated debt has all been swapped to pounds sterling using a combination of cross-currency and interest rate swap arrangements to convert both the principal amounts of debt, together with interest rate obligations, from US dollars to pounds sterling, at fixed exchange rates. The counterparties have a minimum long-term rating of “A” or equivalent from Moody’s and Standard & Poor’s. At 31 December 2008 the split of the Group’s aggregate borrowings into their core currencies was US dollar 73% and pounds sterling 27% (30 June 2008: US dollar 62% and pounds sterling 38%).
The Group has designated a number of cross-currency swap agreements as cash flow hedges on 50% (30 June 2008: 52%) of the Group’s debt portfolio. As such, the effective portion of the gain or loss on the swaps designated and qualifying as cash flow hedging instruments is reported as a component of the hedging reserve, outside of the income statement, and is then reclassified into the income statement in the same period that the forecast transactions affect the income statement (i.e. when the interest expense is incurred and/or gains or losses relating to the retranslation of US dollar denominated debt principal are recognised in the income statement). Any hedge ineffectiveness on the swaps is recognised directly in profit or loss. The ongoing effectiveness testing is performed using the cumulative dollar-offset approach. During the period ended 31 December 2008, there were no instances where the hedge relationship was not highly effective (31 December 2007: no instances).
The Group has designated a number of interest rate swap agreements as fair value hedges of interest rate risk on 27% (30 June 2008: 21%) of the Group’s debt portfolio. Movements in the fair value of the hedged items are taken to the income statement and are offset by movements in the fair value of the hedging instruments, which are also taken to the income statement. Any hedge ineffectiveness on the swaps is recognised directly in profit and loss. Ongoing effectiveness testing is performed using the cumulative dollar-offset approach. During the period ended 31 December 2008, there were no instances where the hedge relationship was not highly effective (31 December 2007: no instances).
Swaption agreements which convert fixed interest rates to floating interest rates and cross-currency swaps which convert floating rate US dollar interest to floating rate pounds sterling interest have not been designated as hedging instruments for hedge accounting purposes and, as such, movements in their value are recorded directly in the income statement.
The fair value of the Group’s debt-related interest rate and currency derivative portfolio at 31 December 2008 was a £618 million net asset, with net notional principal amounts totalling £2,233 million. This compares to a £213 million net liability at 30 June 2008 and net notional principal amounts totalling £1,864 million. The fair value of the Group’s derivative instruments designated as cash flow hedges at 31 December 2008 was a £386 million net asset (30 June 2008: £180 million net liability). The fair value of the Group’s derivative instruments designated as fair value hedges at 31 December 2008 was a £130 million net asset (30 June 2008: £9 million net asset).
In November 2004, the Group entered into a £1 billion RCF. At 31 December 2008, the facility was undrawn (30 June 2008: undrawn). The facility has a maturity date of 30 July 2010, and interest accrues at a margin of between 0.45% and 0.55% per annum above LIBOR, dependent on the Group’s leverage ratio of Net Debt to EBITDA (as defined in the loan agreement). The current applicable margin is 0.50% (30 June 2008: 0.55%), which is based on a net debt to EBITDA ratio of below 2.00:1, but above 1.00:1. Should the ratio increase to above 2.00:1 but below 3.00:1, the margin increases to 0.55%, and should the ratio fall below 1.00:1, the margin decreases to 0.45%. The ratio of net debt to EBITDA at 31 December 2008 was 1.5:1 (30 June 2008: 1.9:1), indicating a margin of 0.5% on future drawings.
At 31 December 2008, a one percentage point movement in interest rates would result in a £3 million movement in the Group’s annual net finance cost, defined as annual investment income less finance costs (31 December 2007: £4 million) generated by interest receivable and payable on bank accounts, bank loan, RCF and interest swap and swaption agreements.
At 31 December 2008 and 31 December 2007, the Group’s annual finance costs would be unaffected by any change to the Group’s credit rating in either direction.
Foreign exchange risk
The Group’s revenues and operating expenses are substantially denominated in pounds sterling. A small proportion of operating expenses is denominated in US dollars, while a small proportion of revenues is denominated in euros. In the current period, approximately 8% of operating expenses (£182 million) was denominated in US dollars (2008: half year: approximately 7% (£148 million)) and 9% of revenues was denominated in euros (2008: half year: 7%). The US dollar expense relates mainly to the Group’s programming contracts with US suppliers, together with US dollar denominated set-top box costs. The euro revenues are primarily due to customers located in Ireland. The Group’s exposure to euro denominated revenue is offset to a certain extent by euro denominated costs, relating mainly to certain transponder costs; the net position being a euro surplus (2008: half year: surplus).
During the period, the Group managed its currency exposure on US dollar denominated contracts by the purchase of forward exchange contracts and currency options (collars) for up to five years ahead. All US dollar denominated forward exchange contracts and collars entered into by the Group are in respect of known cash flows and those instruments maturing over the year following 31 December 2008 represent approximately 90% (30 June 2008: 90%) of US dollar denominated costs falling due in that year. At 31 December 2008, the Group had outstanding commitments to purchase, in aggregate, US$1,063 million (30 June 2008: US$629 million) at an average rate of US$1.68 to £1.00 (30 June 2008: US$1.87 to £1.00). In addition, collars were held relating to the purchase of a total of US$210 million (30 June 2008: US$241 million).
The Group has designated a number of forward exchange contracts and collars as cash flow hedges of up to approximately 80% (30 June 2008: 80%) of the Group’s exposure to US dollar payments in relation to programming and set-top box costs for a period of five years, thereafter nil (30 June 2008: five years, thereafter nil). As such, the effective portion of the gain or loss on these contracts is reported as a component of the hedging reserve, outside the income statement, and is transferred to the income statement as the forecast transactions affect the income statement. For forward exchange contracts, hedge accounting is applied to changes in the full fair value. For currency options (collars), hedge accounting is only applied to changes in intrinsic value.
Any hedge ineffectiveness on the forward exchange contracts and collars is recognised directly in the income statement. The ongoing effectiveness testing is performed using the dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in the hedging reserve related to that forecast transaction would be recognised directly in the income statement. Certain forward exchange contracts and collars have not been designated as hedges and movements in their values continue to be recorded directly in the income statement.
During the period, the Group managed its exposure to euros for up to 18 months ahead using forward exchange contracts. This hedging represented approximately 84% of euro denominated revenues for the period (2008: half year: nil).

British Sky Broadcasting Group plc
Interim Management Report 2009

Financial and operating review
continued
At 31 December 2008, the Group had outstanding commitments to sell, in aggregate, 380 million euros (30 June 2008: 194 million euros) at an average rate of €1.19 (30 June 2008: €1.26) and further commitments to purchase, in aggregate 33 million euros (30 June 2008: 65 million euros) at an average rate of €1.20 (30 June 2008: €1.30).
The Group has designated a number of forward contracts as cash flow hedges of up to approximately 75% (30 June 2008: 75%) of the Group’s exposure to euro denominated subscription revenues and transponder costs for the next 18 months.
As such, the effective portion of the gain or loss on these contracts is reported as a component of the hedging reserve, outside the income statement, and is then reclassified into the income statement in the same periods that the forecast transactions affect the income statement.
During the period no euros were exchanged for US dollars (2008: half year: 31 million euros), £55 million was exchanged for US dollars (2008: half year: £41 million) and no euros were exchanged for pounds sterling (2008: half year: 21 million euros) on currency spot markets. At 31 December 2008, 1 million euros (£1 million) were retained by the Group (30 June 2008: 61 million euros (£41 million)).
It is the Group’s policy that all anticipated foreign currency exposures are substantially hedged in advance of the fiscal year in which the exposure occurs.
The impact on the Group’s profit for the period of a 10% movement in pounds sterling against all currencies in which it has significant transactions is estimated to be a £1 million (2008: half year: £12 million) movement in the income statement, with a strengthening of pounds sterling resulting in a decrease in profits.
The sensitivity analyses provided above for interest rate risk and foreign exchange risk are hypothetical only and should be used with caution as the impacts provided are not necessarily indicative of the actual impacts that would be experienced because the Group’s actual exposure to market rates is constantly changing as the Group’s portfolio of debt, foreign currency and equity contracts changes. In addition, the effect of a change in a particular market variable on fair values or cash flows is calculated without considering interrelationships between the various market rates or mitigating actions that would be taken by the Group. The changes in valuations are estimates of the impact of changes in market variables and are not a prediction of future events or anticipated gains or losses.
Credit risk
The Group is exposed to default risk amounting to invested cash and cash equivalents and short-term deposits, and the positive fair value of derivative financial assets held. However, this risk is deemed to be low. Counterparty risk forms a central part of the Group’s treasury policy, which is monitored and reported on regularly. The Group manages credit risk by diversifying its exposures across a wide number of counterparties, such that the maximum exposure to any individual counterparty was less than 10% of the total asset value of instruments at the end of the period. Treasury policies ensure that transactions are only effected with strong relationship banks and all counterparties at the end of the period carried a credit rating of “A” or better.
Credit risk in our residential customer base is mitigated by billing and collecting in advance for digital television subscriptions for over 95% of our residential customer base.
Liquidity risk
To ensure continuity of funding, the Group’s policy is to ensure that available funding matures over a period of years. At 31 December 2008, 71% (30 June 2008: 50%) of the Group’s total available funding (including undrawn amounts on our RCF) was due to mature in more than five years. The bond debt issued in 1999 is repayable in fiscal years 2009 and 2010, we currently believe that our existing cash resources, combined with RCF availability, will enable us to meet the repayment requirement and together with our expected cash generation means we are well placed going forward.
At 31 December 2008, the Group’s RCF was undrawn (30 June 2008: undrawn). The Group’s undrawn committed bank facilities, subject to covenants, are as follows:

	At	At
	31 December	30 June
	2008	2008
	£m	£m

Expiring in more than one year but not more than two years	1,000	–
Expiring in more than two years but not more than three years	–	1,000

The Group’s RCF matures on 30 July 2010.
On 3 April 2007, the Group established a Euro Medium Term Note programme (the “EMTN Programme”). The Programme provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets. The maximum potential issuance under the Programme is £1 billion. On 14 May 2007, under the Programme the Group issued £300 million aggregate principal amount of Eurobonds paying 6.000% interest and maturing on 14 May 2027.

British Sky Broadcasting Group plc
Interim Management Report 2009

Condensed consolidated interim financial statements

Condensed consolidated interim financial statements prepared in accordance with IAS 34 ‘Interim Financial Reporting’
Condensed Consolidated Income Statement for the half year ended 31 December 2008

		2009	2008	2008
		Half year	Half year	Full year
	Notes	£m	£m	£m

Revenue	2	2,601	2,458	4,952
Operating expense	3	(2,216)	(2,163)	(4,228)
Operating profit		385	295	724

Share of results of joint ventures and associates		10	8	15
Investment income		28	19	47
Finance costs		(88)	(82)	(177)
Profit on disposal of joint venture	4	–	67	67
Impairment of available-for-sale investment	5	(59)	(343)	(616)
Profit (loss) before tax		276	(36)	60

Taxation		(110)	(76)	(187)
Profit (loss) for the period		166	(112)	(127)

Earnings (loss) per share from profit (loss) for the period (in pence)
Basic	6	9.5p	(6.4p )	(7.3p )
Diluted	6	9.5p	(6.4p )	(7.3p )

The accompanying notes are an integral part of this consolidated income statement.
Condensed Consolidated Statement of Recognised Income and Expense for the half year ended 31 December 2008

	2009	2008	2008
	Half year	Half year	Full year
	£m	£m	£m

Profit (loss) for the period	166	(112)	(127)

Net profit (loss) recognised directly in equity
Loss on available-for-sale investment	–	(192)	(192)
Gains on cash flow hedges taken to equity	601	11	43
Tax on cash flow hedges	(168)	(3)	(13)
Exchange differences on translation of foreign operations	26	–	4
	459	(184)	(158)

Amounts reclassified and reported in the income statement
Cash flow hedges	(406)	(2)	2
Tax on cash flow hedges	113	–	–
Transfer to income statement on impairment of available-for-sale investment	–	343	343
	(293)	341	345

Net profit recognised directly in equity	166	157	187

Total recognised income and expense for the period	332	45	60

The accompanying notes are an integral part of this consolidated statement of recognised income and expense.
British Sky Broadcasting Group plc
Interim Management Report 2009

Condensed Consolidated Balance Sheet as at 31 December 2008

		31 December	31 December	30 June
		2008	2007	2008
	Notes	£m	£m	£m

Non-current assets
Goodwill		852	845	852
Intangible assets		325	283	303
Property, plant and equipment		751	682	722
Investments in joint ventures and associates		145	106	114
Available-for-sale investments		279	611	338
Deferred tax assets		–	47	23
Trade and other receivables		17	36	19
Derivative financial assets		582	8	13
		2,951	2,618	2,384

Current assets
Inventories		630	664	310
Trade and other receivables		705	570	566
Short-term deposits		165	1	185
Cash and cash equivalents		1,088	389	632
Derivative financial assets		178	5	5
		2,766	1,629	1,698

Total assets		5,717	4,247	4,082

Current liabilities
Borrowings		958	98	338
Trade and other payables		1,822	1,627	1,294
Current tax liabilities		203	138	151
Provisions		26	10	27
Derivative financial liabilities		62	21	83
		3,071	1,894	1,893

Non-current liabilities
Borrowings		2,553	2,038	2,108
Trade and other payables		62	96	67
Provisions		14	37	22
Derivative financial liabilities		3	240	160
Deferred tax liability		35	–	–
		2,667	2,411	2,357

Total liabilities		5,738	4,305	4,250

Shareholders’ deficit	8	(21)	(58)	(168)

Total liabilities and shareholders’ deficit		5,717	4,247	4,082

The accompanying notes are an integral part of this consolidated balance sheet.
British Sky Broadcasting Group plc
Interim Management Report 2009

Condensed Consolidated Cash Flow Statement for the half year ended 31 December 2008

		2009	2008	2008
		Half year	Half year	Full year
	Notes	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	9	588	429	997
Interest received		30	22	43
Taxation paid		(56)	(80)	(163)
Net cash from operating activities		562	371	877

Cash flows from investing activities
Dividends received from joint ventures and associates		11	5	11
Net funding to joint ventures and associates		(2)	(2)	(6)
Purchase of property, plant and equipment		(126)	(91)	(215)
Purchase of intangible assets		(68)	(62)	(124)
Purchase of available-for-sale investments		–	(7)	(6)
Purchase of subsidiaries (net of cash and cash equivalents purchased)		–	(71)	(72)
Proceeds from the sale of subsidiaries		–	–	3
Decrease (increase) in short-term deposits		20	14	(170)
Net cash used in investing activities		(165)	(214)	(579)

Cash flows from financing activities
Proceeds from borrowings		398	54	383
Repayment of borrowings		(32)	(8)	(16)
Repayment of obligations under finance leases		–	–	(1)
Proceeds from disposal of shares in Employee Share Ownership Plan (“ESOP”)		–	16	22
Purchase of own shares for ESOP		(40)	(23)	(45)
Interest paid		(101)	(86)	(165)
Dividends paid to shareholders		(167)	(156)	(280)
Net cash generated from (used in) financing activities		58	(203)	(102)

Effect of foreign exchange rate movements		1	–	1
Net increase (decrease) in cash and cash equivalents		456	(46)	197

Cash and cash equivalents at the beginning of the period		632	435	435
Cash and cash equivalents at the end of the period		1,088	389	632

The accompanying notes are an integral part of this consolidated cash flow statement.
British Sky Broadcasting Group plc
Interim Management Report 2009

Notes to the condensed consolidated interim financial statements
1. Basis of preparation
 The unaudited condensed consolidated interim financial statements for the half year ended 31 December 2008 have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as adopted for use in the European Union (“EU”) and issued by the International Accounting Standards Board (“IASB”), using accounting policies and methods of computation consistent with those applied in the financial statements for the year ended 30 June 2008.
The consolidated interim financial statements are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the 2008 Annual Report. The condensed consolidated interim financial statements do not constitute statutory accounts as defined in Section 435 of the Companies Act 2006 and are unaudited for all periods presented. The financial information for the full year ended 30 June 2008 is extracted from the financial statements for that year. A copy of the statutory accounts has been delivered to the Registrar of Companies. The auditors’ report on those financial statements was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.
The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2009, this date will be 28 June 2009, this being a 52 week year (fiscal year 2008: 29 June 2008, 52 week year). Similarly, the condensed consolidated interim financial statements are based on the Sunday nearest to 31 December in each year. In fiscal year 2009, this date was 28 December 2008 (fiscal year 2008: 30 December 2007). For convenience purposes, the Group continues to date its consolidated financial statements as at 30 June, and its condensed consolidated interim financial statements as at 31 December.
2. Revenue

	2009	2008	2008
	Half year	Half year	Full year
	£m	£m	£m

Retail subscription	1,987	1,853	3,769
Wholesale subscription	93	88	181
Advertising	165	167	328
Sky Bet	23	24	44
Installation, hardware and service	142	148	276
Other	191	178	354
	2,601	2,458	4,952

3. Operating expense

	2009	2008	2008
	Half year	Half year	Full year
	£m	£m	£m

Programming	843	858	1,713
Transmission, technology and networks	339	254	542
Marketing	444	405	743
Subscriber management and supply chain	336	379	700
Administration	254	267	530
	2,216	2,163	4,228

Included within administration for the half year ended 31 December 2008 is £3 million (2008: half year £12 million; 2008: full year £21 million) of expense relating to legal costs incurred on the Group’s ongoing claim against EDS (the information and technology solutions provider (see note 10a)).
In addition, included within administration for the full year ended 30 June 2008 was £7 million of expense relating to a restructuring exercise undertaken following a review of operating costs. No further costs have been incurred in the half year ended 31 December 2008.
4. Profit on disposal of joint venture
The Group made no disposals in the period ended 31 December 2008 and no profit or loss on disposal was realised. In the period ended 31 December 2007, the Group sold its 100% stake in BSkyB Nature Limited. This realised a profit on disposal of £67 million.
5. Impairment of available-for-sale investment
The Group’s investment in ITV plc (“ITV”) is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value throughout fiscal 2008 and fiscal 2009 and during the period has recognised an impairment loss of £59 million (2008: half year: £343 million; full year: £616 million). The impairment loss was determined with reference to ITV’s closing equity share price of 39 pence at 24 December 2008, the last trading day of the Group’s fiscal half year.
In accordance with IAS 39, the effect of any further decline in the value of the equity share price of ITV will be recognised in the income statement at the relevant future balance sheet date. On 26 January 2009, the closing equity share price of ITV was 30 pence.
British Sky Broadcasting Group plc
Interim Management Report 2009

6. Earnings per share
The weighted average number of shares for the period was

	2009	2008	2008
	Half year	Half year	Full year
	Millions of	Millions of	Millions of
	shares	shares	shares

Ordinary shares	1,753	1,753	1,753
ESOP trust ordinary shares	(13)	(5)	(5)
Basic shares	1,740	1,748	1,748

Dilutive ordinary shares from share options	6	–	–
Diluted shares	1,746	1,748	1,748

The calculation of diluted earnings (loss) per share excludes 23 million share options (2008: half year: 33 million; full year: 32 million), which could potentially dilute earnings per share in the future.
Basic and diluted earnings (loss) per share is calculated by dividing the profit or loss for the period into the weighted average number of shares for the period. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the period which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believe should be separately identified to help explain underlying performance.
The calculation of diluted adjusted earnings per share includes 6 million dilutive ordinary shares from share options (2008: half year: 8 million; full year: 9 million) and excludes 23 million share options (2008: half year: 15 million; full year: 15 million), which could potentially dilute adjusted earnings per share in the future.

	2009	2008	2008
	Half year	Half year	Full year
	£m	£m	£m

Reconciliation from profit (loss) for the period to adjusted profit for the period
Profit (loss) for the period	166	(112)	(127)
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	(11)	(4)	(3)
Cost relating to restructuring exercise	–	–	7
Deferred tax write off following change in legislation	6	–	–
Legal costs relating to ongoing claim against EDS (see note 3)	3	12	21
Profit on disposal of joint venture (see note 4)	–	(67)	(67)
Impairment of available-for-sale investment (see note 5)	59	343	616
Tax effect of above items	3	(2)	(8)
Adjusted profit for the period	226	170	439

	2009	2008	2008
	Half year	Half year	Full year
	pence	pence	pence

Earnings (loss) per share from profit (loss) for the period
Basic	9.5	(6.4)	(7.3)
Diluted	9.5	(6.4)	(7.3)
Adjusted earnings per share from adjusted profit for the period
Basic	13.0	9.7	25.1
Diluted	12.9	9.7	25.0

7. Dividends

	2009	2008	2008
	Half year	Half year	Full year
	£m	£m	£m

Dividends declared and paid during the period
2007 Final dividend paid: 8.90p per ordinary share	–	156	156
2008 Interim dividend paid: 7.125p per ordinary share	–	–	124
2008 Final dividend paid: 9.625p per ordinary share	167	–	–
	167	156	280

The proposed 2009 interim dividend is 7.5 pence per ordinary share being £131 million. The dividend was proposed after the balance sheet date and is therefore not recognised as a liability as at 31 December 2008.
British Sky Broadcasting Group plc
Interim Management Report 2009

Notes to the condensed consolidated interim financial statements
continued
8. Reconciliation of movement in shareholders’ deficit

					Available-			Total
	Share	Share	ESOP	Hedging	for-sale	Other	Retained	shareholders’
	capital	premium	reserve	reserve	reserve	reserves	earnings	(deficit) equity
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 July 2007	876	1,437	(54)	(25)	(151)	331	(2,367)	47
Recognition and transfer of cash flow hedges	–	–	–	9	–	–	–	9
Tax on items taken directly to equity	–	–	–	(3)	–	–	(1)	(4)
Revaluation of available-for-sale investment	–	–	–	–	(192)	–	–	(192)
Impairment of available-for-sale investment	–	–	–	–	343	–	–	343
Share-based payment	–	–	25	–	–	–	(18)	7
Loss for the period	–	–	–	–	–	–	(112)	(112)
Dividends	–	–	–	–	–	–	(156)	(156)
At 31 December 2007	876	1,437	(29)	(19)	–	331	(2,654)	(58)

Recognition and transfer of cash flow hedges	–	–	–	36	–	–	–	36
Tax on items taken directly to equity	–	–	–	(10)	–	–	(2)	(12)
Exchange differences on translation of foreign operations	–	–	–	–	–	4	–	4
Share-based payment	–	–	(8)	–	–	–	9	1
Loss for the period	–	–	–	–	–	–	(15)	(15)
Dividends	–	–	–	–	–	–	(124)	(124)
At 30 June 2008	876	1,437	(37)	7	–	335	(2,786)	(168)

Recognition and transfer of cash flow hedges	–	–	–	195	–	–	–	195
Tax on items taken directly to equity	–	–	–	(55)	–	–	(1)	(56)
Exchange differences on translation of foreign operations	–	–	–	–	–	26	–	26
Share-based payment	–	–	(37)	–	–	–	20	(17)
Profit for the period	–	–	–	–	–	–	166	166
Dividends	–	–	–	–	–	–	(167)	(167)
At 31 December 2008	876	1,437	(74)	147	–	361	(2,768)	(21)

ESOP reserve

	Number of	Average
	ordinary	price paid
	shares	per share	£m

At 1 July 2007	8,605,442	£6.29	54
Share options exercised during the period	(7,669,536)	£6.26	(48)
Shares purchased by the ESOP during the period	3,500,000	£6.55	23
At 31 December 2007	4,435,906	£6.54	29

Share options exercised during the period	(2,206,578)	£6.63	(14)
Shares purchased by the ESOP during the period	4,000,000	£5.55	22
At 30 June 2008	6,229,328	£5.87	37

Share options exercised during the period	(415,566)	£6.73	(3)
Shares purchased by the ESOP during the period	8,500,000	£4.73	40
At 31 December 2008	14,313,762	£5.17	74

Other reserves
The Group’s other reserves include a capital redemption reserve, a foreign currency translation reserve, a merger reserve and a special reserve.
British Sky Broadcasting Group plc
Interim Management Report 2009

9. Note to the condensed consolidated cash flow statement
Reconciliation of profit (loss) before taxation to cash generated from operations

	2009	2008	2008
	Half year	Half year	Full year
	£m	£m	£m

Profit (loss) before tax	276	(36)	60
Depreciation of property, plant and equipment	90	77	155
Amortisation of intangible assets	47	43	91
Profit on disposal of joint venture	–	(67)	(67)
Impairment of available-for-sale investment	59	343	616
Share-based payment expense	23	17	36
Net finance costs	60	63	130
Share of results of joint ventures and associates	(10)	(8)	(15)
	545	432	1,006

Increase in trade and other receivables	(196)	(95)	(59)
(Increase) decrease in inventories	(320)	(264)	88
Increase (decrease) in trade and other payables	583	349	(30)
(Decrease) increase in provisions	(9)	12	(2)
Increase in derivative financial instruments	(15)	(5)	(6)
Cash generated from operations	588	429	997

10. Other matters
a) Contingent assets
The Group has served a claim for a material amount against EDS (an information and technology solutions provider) which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.
b) Contingent liabilities
On 7 May 2008, the Nomenclature Committee of the European Commission issued an Explanatory Note “EN” (0590/2007) to the Combined Nomenclature setting out their view that set-top boxes with a hard drive should be classified under Customs Tariff heading 8521 90 00 and so subject to a 13.9% ad valorem duty on importation to the European Union. As a consequence the Group is exposed to potential retrospective Customs Duty liability in respect of such set-top boxes imported by Amstrad Plc (acquired in September 2007) and for the reimbursement of certain suppliers in line with the terms of contractual supply agreements.
Management’s opinion is that the retrospective application of the Explanatory Note would be wrong as a matter of law. In addition, management considers that the adoption of the EN puts the EU in breach of the Information Technology Agreement of 1996, a view which is shared by the US and Japan who have instigated WTO proceedings against the EU on this matter. The Group therefore is, in common with other affected importers, defending its position on this matter and consequently has lodged an appeal to the VAT & Duties Tribunal regarding classification of these products.
As a result of the potential remedies available under the Community Customs Code, the Group considers that in the event that an assessment is made for import duty relating to imports prior to 7 May 2008, it is probable that no outflow of economic benefit would be required to discharge this obligation, and that as such at 31 December 2008 any liability should be considered contingent.
c) Guarantees
Certain subsidiaries of the Company have agreed to provide additional funding to several of their investments in limited and unlimited companies and partnerships in accordance with funding agreements. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the subsidiaries of the Company to their investments, in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements, is £7 million (2008: half year: £14 million; full year: £11 million).
d) Issue of Guaranteed Notes
US$600 million of 9.500% Guaranteed Notes, repayable in November 2018, were issued in November 2008. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£401 million). After hedging, 100% of the resulting sterling liability was subject to floating interest rates at an average rate of LIBOR plus 5.5418%.
British Sky Broadcasting Group plc
Interim Management Report 2009

Notes to the condensed consolidated interim financial statements
continued
11. Transactions with related parties and major shareholders
a) Entities with joint control or significant influence
The Group conducts business transactions with companies that are part of the News Corporation group (“News Corporation”), a major shareholder:

	2009	2008	2008
	Half year	Half year	Full year
	£m	£m	£m

Supply of services by the Group	28	20	36
Purchases of goods and services by the Group	(97)	(100)	(202)
Amounts owed by related parties to the Group	1	2	6
Amounts owed to related parties by the Group	(28)	(33)	(32)

Services supplied to News Corporation
During the current period, the Group supplied programming, telephony, airtime, transmission, marketing, set-top boxes and consultancy services to News Corporation.
Purchases of goods and services from News Corporation
During the current period, the Group purchased programming, digital equipment, smartcards and encryption services, set-top box technologies, telephony, advertising, IT services and rental premises from News Corporation companies.
In March and April 2003, News Corporation Finance Trust II, in which News Corporation, directly or indirectly, owns all of the beneficial interests in the assets of the trust, issued and sold 0.75% Beneficial Unsecured Exchangeable Securities (“BUCS”), in a private placement to certain institutions. Each BUCS is exchangeable on or after 2 April 2004, for the value of reference shares, which initially consisted of 77.09 ordinary shares of the Company for each US$1,000 original liquidation preference of BUCS. The BUCS may also be tendered for redemption on 15 March 2010, 15 March 2013 or 15 March 2018 for payment of the adjusted liquidation preference, which may be paid, at the election of the trust, in cash, ordinary shares of the Company, preferred American Depositary Shares of News Corporation representing the preferred limited voting ordinary shares of News Corporation, or a combination thereof. News Corporation and News America have agreed to indemnify the Group and the Group’s Directors, officers, agents and employees against certain liabilities arising out of or in connection with the BUCS.
In November 1996, News Corporation, through subsidiaries, issued Exchangeable Trust Originated Preferred Securities (“Exchangeable TOPrS”), in a private placement to certain institutions. The Exchangeable TOPrS are exchangeable for certain other securities of subsidiaries of News Corporation, including warrants entitling the holders to purchase the Company’s ordinary shares, or American Depositary Shares representing the Company’s ordinary shares, from News America. The aggregate number of the Company’s ordinary shares subject to such warrants is 7,052,127. Upon the exercise of a warrant, News America has the right to elect to pay the holder in cash, in ordinary shares or American Depositary Shares, or any combination thereof. The warrants are redeemable at the option of News America on or after 12 November 2001, and expire on 12 November 2016. News Corporation and News America have agreed to indemnify the Group and the Group’s Directors, officers, agents and employees against certain liabilities arising out of or in connection with the Exchangeable TOPrS.
News Corporation has entered into an agreement with the Group pursuant to which it has been agreed that, for so long as News Corporation directly or indirectly holds an interest of 30% or more in the Group, News Corporation will not engage in the business of satellite broadcasting in the UK or Ireland.
Purchase of associate interest from News Corporation
On 12 December 2007, the Group completed the sale of 100% of the entire issued share capital of BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership for consideration of 21% interests in both NGC Network International LLC and NGC Network Latin America LLC. On consolidation the Group recognised a gain of £67 million which has been disclosed separately within the consolidated income statement.
b) Joint ventures and associates
Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Company and its joint ventures and associates are disclosed below.

	2009	2008	2008
	Half year	Half year	Full year
	£m	£m	£m

Supply of services by the Group	8	7	16
Purchases of goods and services by the Group	(25)	(26)	(53)
Amounts owed by related parties to the Group	28	26	28
Amounts owed to related parties by the Group	(4)	(4)	(3)

Revenue is primarily generated from the provision of transponder capacity, marketing, airtime sales and support services. Purchases represent fees payable for channel carriage. Amounts owed by joint ventures and associates include £18 million (2008: half year: £17 million; full year: £18 million) relating to loan funding. These loans bear interest at rates of three month LIBOR plus 0.45%, six month LIBOR plus 1.5% and one month and six month LIBOR plus 1%. The maximum amount of loan funding outstanding in total from joint ventures and associates during the period was £19 million (2008: half year: £17 million; full year: £18 million).
British Sky Broadcasting Group plc
Interim Management Report 2009

11. Transactions with related parties and major shareholders (continued)
b) Joint ventures and associates continued
In fiscal 2008, the Group took out a number of forward exchange contracts with counterparty banks on behalf of two joint ventures: The History Channel (UK), Chelsea Digital Media Limited. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite contracts with the joint ventures in respect of these forward contracts.
The face value of forward exchange contracts that had not matured as at 31 December 2008 was £4 million (2008: half year: £7 million; full year: £5 million).
During the current period, US$4 million (2008: half year: US$2 million; full year: US$6 million) was paid to the joint ventures upon maturity of forward exchange contracts and US$1 million (2008: half year: US$1 million; full year: US$2 million) was received from joint ventures upon maturity of forward exchange contracts.
During the current period, £2 million (2008: half year: £1 million; full year: £3 million) was received from the joint ventures upon maturity of forward exchange contracts, and £1 million (2008: half year: £1 million; full year: £1 million) was paid to the joint ventures upon maturity of forward exchange contracts.
c) Other transactions with related parties
During fiscal 2008, Amstrad agreed to pay compensation to Sky Italia (a related party of the Group) in relation to a high level of subscriber product returns. The value of this compensation is estimated to be £7 million and a provision of £1.5 million (2008: half year: nil; full year: £1.6 million) remained at 31 December 2008 in relation to this liability.
A close family member of one Director of the Company has a controlling interest in Shine Limited (“Shine”), in which the Group also has an 8% equity shareholding. During the period, the Group incurred programming and production costs for television of £1 million (2008: half year: nil; full year: £5 million) from Shine. At 31 December 2008, there was an outstanding amount of less than £1 million (2008: half year: nil; full year: less than £1 million) due to Shine.
A close family member of one Director of the Company runs Freud Entertainment Limited, which has provided external support to the press and publicity activities of the Group. During the period, the Group incurred expenditure of less than £1 million with Freud Entertainment Limited (2008: half year: less than £1 million; full year: £1 million). At 31 December 2008, 30 June 2008 and 31 December 2007 there were no outstanding amounts due to or from Freud Entertainment Limited.
d) Key management
The Group has a related party relationship with the Directors of the Company. At 31 December 2008, there were 14 (2008: half year: 13; full year: 15) members of key management, all of whom were Directors of the Company. Key management compensation is provided below:

	2009	2008	2008
	Half year	Half year	Full year
	£m	£m	£m

Short-term employee benefits	2	2	5
Share-based payments	3	2	4
	5	4	9

Post employment benefits were less than £1 million in each period.
British Sky Broadcasting Group plc
Interim Management Report 2009

Supplemental guarantor information
Supplemental condensed consolidating financial information for the guarantors is presented below prepared in accordance with the Group’s accounting policies applied in the half year ended 31 December 2008, except to the extent that investments in subsidiaries have been accounted for by the equity method and push down accounting has been applied for subsidiaries as required by the SEC. This supplemental financial information should be read in conjunction with the Condensed consolidated interim financial statements.
Guarantor statements
Supplemental condensed consolidating balance sheet as at 31 December 2008

			Non-
		Guarantor	Guarantor	Consolidation	Group and
	Company only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Non-current assets
Goodwill	–	–	852	–	852
Intangible assets	–	241	84	–	325
Property, plant and equipment	22	441	256	32	751
Investment properties	–	–	13	(13)	–
Investments in subsidiary undertakings under the	378	1,602	142	(2,122)	–
equity method
Investments in joint ventures and associates	–	–	145	–	145
Available-for-sale investments	–	–	279	–	279
Trade and other receivables	–	17	–	–	17
Derivative financial assets	544	327	–	(289)	582
	944	2,628	1,771	(2,392)	2,951

Current assets
Inventories	–	606	26	(2)	630
Trade and other receivables	3,574	4,053	4,802	(11,724)	705
Short-term deposits	–	165	–	–	165
Cash and cash equivalents	–	1,057	31	–	1,088
Derivative financial assets	74	88	16	–	178
	3,648	5,969	4,875	(11,726)	2,766

Total assets	4,592	8,597	6,646	(14,118)	5,717

Current liabilities
Borrowings	916	6	36	–	958
Trade and other payables	2,087	6,761	4,824	(11,850)	1,822
Current tax liabilities	25	178	–	–	203
Provisions	–	3	23	–	26
Derivative financial liabilities	1	62	–	(1)	62
	3,029	7,010	4,883	(11,851)	3,071

Non-current liabilities
Borrowings	1,283	2,414	61	(1,205)	2,553
Trade and other payables	–	21	87	(46)	62
Provisions	–	5	9	–	14
Derivative financial liabilities	289	3	–	(289)	3
Deferred tax liability	12	18	5	–	35
	1,584	2,461	162	(1,540)	2,667

Total liabilities	4,613	9,471	5,045	(13,391)	5,738

Shareholders’ (deficit) equity	(21)	(874)	1,601	(727)	(21)

Total liabilities and shareholders’ (deficit) equity	4,592	8,597	6,646	(14,118)	5,717

See notes to supplemental guarantor statements
British Sky Broadcasting Group plc
Interim Management Report 2009

Guarantor statements (continued)
Supplemental condensed consolidating balance sheet as at 31 December 2007

			Non-
		Guarantor	Guarantor	Consolidation	Group and
	Company only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Non-current assets
Goodwill	–	–	845	–	845
Intangible assets	–	210	74	(1)	283
Property, plant and equipment	22	402	249	9	682
Investments in subsidiary undertakings under the equity method	1,342	950	151	(2,443)	–
Investments in joint ventures and associates	–	–	106	–	106
Available-for-sale investments	–	–	612	(1)	611
Deferred tax assets	–	16	31	–	47
Trade and other receivables	–	20	–	16	36
Derivative financial assets	79	8	–	(79)	8
	1,443	1,606	2,068	(2,499)	2,618

Current assets
Inventories	–	651	22	(9)	664
Trade and other receivables	401	5,194	4,500	(9,525)	570
Short-term deposits	–	–	1	–	1
Cash and cash equivalents	1	146	242	–	389
Derivative financial assets	–	5	–	–	5
	402	5,996	4,765	(9,534)	1,629

Total assets	1,845	7,602	6,833	(12,033)	4,247

Current liabilities
Borrowings	54	–	44	–	98
Trade and other payables	588	5,874	4,770	(9,605)	1,627
Current tax liabilities	–	153	(15)	–	138
Provisions	–	2	7	1	10
Derivative financial liabilities	–	21	–	–	21
	642	6,050	4,806	(9,604)	1,894

Non-current liabilities
Borrowings	1,021	1,276	61	(320)	2,038
Trade and other payables	–	41	92	(37)	96
Provisions	–	10	26	1	37
Derivative financial liabilities	240	80	–	(80)	240
	1,261	1,407	179	(436)	2,411

Total liabilities	1,903	7,457	4,985	(10,040)	4,305

Shareholders’ (deficit) equity	(58)	145	1,848	(1,993)	(58)

Total liabilities and shareholders’ (deficit) equity	1,845	7,602	6,833	(12,033)	4,247

See notes to supplemental guarantor statements
British Sky Broadcasting Group plc
Interim Management Report 2009

Supplemental guarantor information
 continued
Supplemental condensed consolidating balance sheet as at 30 June 2008

			Non-
		Guarantor	Guarantor	Consolidation	Group and
	Company only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Non-current assets
Goodwill	–	–	852	–	852
Intangible assets	–	230	73	–	303
Property, plant and equipment	22	434	259	7	722
Investments in subsidiary undertakings under the equity method	694	1,036	82	(1,812)	–
Investments in joint ventures and associates	–	–	114	–	114
Available-for-sale investments	–	–	338	–	338
Deferred tax assets	–	20	6	(3)	23
Trade and other receivables	–	20	–	(1)	19
Derivative financial assets	67	13	–	(67)	13
	783	1,753	1,724	(1,876)	2,384

Current assets
Inventories	–	295	17	(2)	310
Trade and other receivables	2,790	3,174	3,857	(9,255)	566
Short-term deposits	–	185	–	–	185
Cash and cash equivalents	–	604	28	–	632
Derivative financial assets	–	5	–	–	5
	2,790	4,263	3,902	(9,257)	1,698

Total assets	3,573	6,016	5,626	(11,133)	4,082

Current liabilities
Borrowings	301	–	37	–	338
Trade and other payables	2,086	5,145	3,409	(9,346)	1,294
Current tax liabilities	27	124	–	–	151
Provisions	–	10	17	–	27
Deferred tax liabilities	3	–	–	(3)	–
Derivative financial liabilities	69	15	–	(1)	83
	2,486	5,294	3,463	(9,350)	1,893

Non-current liabilities
Borrowings	1,093	1,782	61	(828)	2,108
Trade and other payables	–	20	93	(46)	67
Provisions	–	5	17	–	22
Derivative financial liabilities	162	65	–	(67)	160
	1,255	1,872	171	(941)	2,357

Total liabilities	3,741	7,166	3,634	(10,291)	4,250

Shareholders’ (deficit) equity	(168)	(1,150)	1,992	(842)	(168)

Total liabilities and shareholders’ (deficit) equity	3,573	6,016	5,626	(11,133)	4,082

See notes to supplemental guarantor statements
British Sky Broadcasting Group plc
Interim Management Report 2009

Guarantor statements (continued)
Supplemental condensed consolidating statement of operations for the half year ended 31 December 2008

			Non-
		Guarantor	Guarantor	Consolidation	Group and
	Company only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Revenue	72	2,345	449	(265)	2,601
Operating expense	(4)	(2,048)	(437)	273	(2,216)
Operating profit	68	297	12	8	385

Share of results of joint ventures and associates	–	–	10	–	10
Share of profits (losses) of subsidiary undertakings	92	(107)	62	(47)	–
Investment income	606	24	50	(652)	28
Finance costs	(50)	(141)	(17)	120	(88)
Profit on disposal of joint venture	(525)	–	–	525	–
Impairment of available-for-sale investment	–	–	(59)	–	(59)
Profit before tax	191	73	58	(46)	276

Taxation	(25)	(78)	(7)	–	(110)
Profit (loss) for the period	166	(5)	51	(46)	166

See notes to supplemental guarantor statements
Supplemental condensed consolidating statement of operations for the half year ended 31 December 2007

			Non-
		Guarantor	Guarantor	Consolidation	Group and
	Company only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Revenue	69	2,206	361	(178)	2,458
Operating expense	(4)	(1,977)	(366)	184	(2,163)
Operating profit (loss)	65	229	(5)	6	295

Share of results of joint ventures and associates	–	–	8	–	8
Share of (losses) profits of subsidiary undertakings	(158)	99	37	22	–
Investment income	27	50	44	(102)	19
Finance costs	(46)	(65)	(52)	81	(82)
Profit on disposal of joint venture	–	–	82	(15)	67
Impairment of available-for-sale investment	–	–	(343)	–	(343)
(Loss) profit before tax	(112)	313	(229)	(8)	(36)

Taxation	–	(46)	(29)	(1)	(76)
(Loss) profit for the period	(112)	267	(258)	(9)	(112)

See notes to supplemental guarantor statements
British Sky Broadcasting Group plc
Interim Management Report 2009

Supplemental guarantor information
continued
Supplemental condensed consolidating statement of operations for the year ended 30 June 2008

			Non-
		Guarantor	Guarantor	Consolidation	Group and
	Company only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Revenue	136	4,416	771	(371)	4,952
Operating expense	(7)	(3,876)	(743)	398	(4,228)
Operating profit	129	540	28	27	724

Share of results of joint ventures and associates	–	–	15	–	15
Share of (losses) profits of subsidiary undertakings	(1,334)	(593)	75	1,852	–
Investment income	1,208	132	270	(1,563)	47
Finance costs	(104)	(218)	(125)	270	(177)
(Loss) profit on disposal of investment	–	(500)	82	485	67
Impairment of available-for-sale investment	–	–	(616)	–	(616)
(Loss) profit before tax	(101)	(639)	(271)	1,071	60

Taxation	(26)	(126)	(35)	–	(187)
Loss for the year	(127)	(765)	(306)	1,071	(127)

See notes to supplemental guarantor statements
Supplemental condensed consolidating statements of cash flow for the half year ended 31 December 2008

			Non-
		Guarantor	Guarantor	Consolidation	Group and
	Company only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	–	166	449	(27)	588
Interest received	–	28	2	–	30
Taxation paid	–	(56)	–	–	(56)
Net cash from operating activities	–	138	451	(27)	562

Cash flows from investing activities
Dividends received from joint ventures and associates	–	11	–	–	11
Net funding to joint ventures and associates	–	(2)	–	–	(2)
Purchase of property, plant and equipment	–	(67)	(35)	(24)	(126)
Purchase of intangible assets	–	(51)	(17)	–	(68)
Purchase of subsidiaries (net of cash and cash equivalents purchased)	–	(24)	–	24	–
Decrease in short-term deposits	–	20	–	–	20
Net cash used in investing activities	–	(113)	(52)	–	(165)

Cash flows from financing activities
Proceeds from borrowings	–	398	–	–	398
Repayment of borrowings	–	(32)	–	–	(32)
Purchase of own shares for ESOP	–	(40)	–	–	(40)
Interest paid	–	(100)	(1)	–	(101)
Dividends paid to shareholders	–	(167)	–	–	(167)
Loans from (to) Group companies	–	369	(396)	27	–
Net cash from (used in) financing activities	–	428	(397)	27	58

Effect of foreign exchange rate movements	–	–	1	–	1

Net increase in cash and cash equivalents	–	453	3	–	456

Cash and cash equivalents at the beginning of the year	–	604	28	–	632
Cash and cash equivalents at the end of the year	–	1,057	31	–	1,088

See notes to supplemental guarantor statements
British Sky Broadcasting Group plc
Interim Management Report 2009

Guarantor statements (continued)
Supplemental condensed consolidating statements of cash flow for the half year ended 31 December 2007

			Non-
		Guarantor	Guarantor	Consolidation	Group and
	Company only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	–	269	142	18	429
Interest received	–	18	4	–	22
Taxation paid	–	(80)	–	–	(80)
Net cash from operating activities	–	207	146	18	371

Cash flows from investing activities
Dividends received from joint ventures and associates	–	5	–	–	5
Purchase of property, plant and equipment	–	(2)	–	–	(2)
Purchase of intangible assets	–	(52)	(39)	–	(91)
Increase in short-term deposits	–	(56)	(6)	–	(62)
Purchase of available-for-sale investments	–	(7)	–	–	(7)
Purchase of subsidiaries (net of cash and cash equivalents purchased)	–	(71)	–	–	(71)
Decrease in short-term deposits	–	–	14	–	14
Net cash used in investing activities	–	(183)	(31)	–	(214)

Cash flows from financing activities
Proceeds from borrowings	54	–	–	–	54
Repayment of borrowings	–	(8)	–	–	(8)
Proceeds from disposal of shares in ESOP	16	–	–	–	16
Purchase of own shares for ESOP	–	(23)	–	–	(23)
Interest paid	–	(85)	(1)	–	(86)
Dividends paid to shareholders	–	(156)	–	–	(156)
Loans (to) from Group companies	(69)	179	(92)	(18)	–
Net cash from (used in) financing activities	1	(93)	(93)	(18)	(203)

Net increase (decrease) in cash and cash equivalents	1	(69)	22	–	(46)

Cash and cash equivalents at the beginning of the year	–	215	220	–	435
Cash and cash equivalents at the end of the year	1	146	242	–	389

See notes to supplemental guarantor statements
British Sky Broadcasting Group plc
Interim Management Report 2009

Supplemental guarantor information
continued
Supplemental condensed consolidating statements of cash flow for the year ended 30 June 2008

			Non-
		Guarantor	Guarantor	Consolidation	Group and
	Company only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Cash flows from operating activities
Cash generated from (utilised in) operations	–	1,503	(532)	26	997
Interest received	–	34	9	–	43
Taxation paid	–	(163)	–	–	(163)
Net cash from (used in) operating activities	–	1,374	(523)	26	877

Cash flows from investing activities
Dividends received from joint ventures and associates	–	11	–	–	11
Net funding to joint ventures and associates	–	(6)	–	–	(6)
Purchase of property, plant and equipment	–	(135)	(80)	–	(215)
Purchase of intangible assets	–	(113)	(11)	–	(124)
Purchase of available-for-sale investments	–	(6)	–	–	(6)
Purchase of subsidiaries (net of cash and cash equivalents purchased)	–	(72)	–	–	(72)
Proceeds from the sale of subsidiaries	–	–	3	–	3
(Increase) decrease in short-term deposits	–	(185)	15	–	(170)
Net cash used in investing activities	–	(506)	(73)	–	(579)

Cash flows from financing activities
Proceeds from borrowings	–	383	–	–	383
Repayment of borrowings	–	(16)	–	–	(16)
Repayment of obligations under finance leases	–	(1)	–	–	(1)
Proceeds from disposal of shares in ESOP	22	–	–	–	22
Purchase of own shares for ESOP	–	(45)	–	–	(45)
Interest paid	–	(165)	–	–	(165)
Dividends paid to shareholders	–	(280)	–	–	(280)
Loans (to) from Group companies	(22)	(351)	399	(26)	–
Net cash (used in) from financing activities	–	(475)	399	(26)	(102)

Effect of foreign exchange rate movements	–	–	1	–	1
Net increase (decrease) in cash and cash equivalents	–	393	(196)	–	197

Cash and cash equivalents at the beginning of the year	–	211	224	–	435
Cash and cash equivalents at the end of the year	–	604	28	–	632

See notes to supplemental guarantor statements
Notes to supplemental guarantor statements
From time to time, the Company may issue debt securities which are guaranteed, on a full and unconditional basis, by certain of the Company’s 100% owned subsidiaries. At 31 December 2008, six of the Company’s subsidiaries, British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Investments Limited (‘‘BSkyB Investments’’), BSkyB Publications Limited (‘‘BSkyB Publications’’), BSkyB Finance UK plc (‘‘BSkyB Finance UK’’) and Sky In-Home Service Limited (“SHS”), were joint and several guarantors of the Company’s debt securities. The debt securities issued by the Company in 1999 are registered with the SEC; all subsequent debt securities issued are not registered with the SEC. In February 1999, the Company issued US$600 million of 6.875% Guaranteed Notes repayable in February 2009. In July 1999, the Company issued US$650 million and £100 million of bonds repayable in July 2009 at rates of 8.200% and 7.750%, respectively. On 31 January 2007, under the terms of the debt securities’ indentures, BSkyB Investments became an acceding guarantor to the Company’s registered debt securities. On 3 May 2007, BSkyB Publications and BSkyB Finance UK became acceding guarantors to the Company’s registered debt securities. On 24 November 2008, SHS became an acceding guarantor to the Company’s registered debt securities. As a result, in the supplemental income statements, balance sheets and supplementary cash flow statements for the periods to 31 December 2008, to 31 December 2007 and for year ended 30 June 2008, SHS has been transferred from non-guarantor subsidiaries to guarantor subsidiaries.
Supplemental condensed consolidating interim financial information for the guarantors is prepared in accordance with the Group’s IFRS accounting policies applied in the half year ended 31 December 2008, except to the extent that, for the purposes of the supplemental combining presentation of the guarantor statements, investments in subsidiaries are accounted for by their parent company under the equity method of accounting. Under the equity method, earnings of subsidiary undertakings are reflected in the parent company as ‘‘share of profits of subsidiary undertakings’’ in the income statement and as ‘‘investments in subsidiary undertakings under the equity method’’ in the balance sheet, as required by the SEC.
This supplemental financial information should be read in conjunction with the condensed consolidated interim financial statements.
British Sky Broadcasting Group plc
Interim Management Report 2009

Glossary of terms

365 Media	365 Media Group plc

ADS	American Depositary Share (each ADS currently represents four ordinary shares of BSkyB)

Bonus channel	A channel provided to a customer in addition to one or more subscription channels, but at no incremental cost to the customer

BSkyB or the Company	British Sky Broadcasting Group plc

Churn	The number of customers over a given period that terminate their subscription in its entirety, net of former customers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription), expressed as a percentage of total customers

Customer	A subscriber to a DTH service

DSL	Digital Subscriber Line

DTH	Direct-to-Home: the transmission of satellite services with reception through a minidish. The Group also retails certain Sky Channels to a limited number of DSL customers (references throughout to ‘‘DTH customers’’ include DSL customers)

DTT	Digital Terrestrial Television: digital signals delivered to homes through a conventional aerial, converted through a set-top box or integrated digital television set

EPG	Electronic Programme Guide

ESOP	Employee Share Ownership Plan

Fiscal year or fiscal	Refers to the twelve months ended on the Sunday nearest to 30 June of the given year

Freeview	The free DTT offering available in the UK

GAAP	Generally Accepted Accounting Principles

The Group	BSkyB and its subsidiary undertakings

Half year or fiscal half year	Refers to the six month period ended on the Sunday nearest to 31 December of the given half year period

HD	High Definition Television

IFRS	International Financial Reporting Standards

IP	Internet Protocol: the mechanism by which data packets may be routed between computers on a network

IPTV	Internet Protocol Television

LLU	Local Loop Unbundling: a process by which BT’s exchange lines are physically disconnected from BT’s network and connected to other operators’ networks. This enables operators other than BT to use the BT local loop to provide services to customers

Minidish	Satellite dish required to receive digital satellite television

Multiroom	Installation of an additional set-top box in the household of an existing customer

Ofcom	UK Office of Communications

PL	Premier League

Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels

Premium Sky Distributed Channels	Disney Cinemagic, MUTV, Chelsea TV and Music Choice Extra. Until 23 July 2006, FilmFour (including the FilmFour multiplex channels, ‘‘FilmFour +1’’ and ‘‘FilmFour Weekly’’) was a Premium Sky Distributed Channel. From 23 July 2006, FilmFour has been broadcast as a free-to-air channel

PVR	Personal Video Recorder: decoder which utilises a built-in hard disk drive to enable viewers to record without videotapes, pause live television and record one programme while watching another

RCF	Revolving Credit Facility

Set-top box	Digital satellite reception equipment
British Sky Broadcasting Group plc
Interim Management Report 2009

Sky	British Sky Broadcasting Group Plc and its subsidiary undertakings

Sky+	Sky’s fully-integrated PVR and satellite decoder

Sky+HD	High Definition box with PVR functionality, formerly known as Sky HD

Sky Basic Channels	Sky1, (and its simulcast version, Sky1 HD), Sky2, Sky3, Sky News, Sky Travel, Sky Real Lives (and its multiplex versions, Sky Real Lives +1 and Sky Real Lives 2 and the simulcast Sky Real Lives HD), Sky Sports News, Sky Arts 1 and Sky Arts 2 (including Sky Arts HD), Sky Vegas, Sky Poker, Flaunt, Bliss (which was named “The Amp” until 2 March 2006) and Scuzz. Flaunt, Bliss and Scuzz were disposed of by the Group on 31 December 2006

Sky Bet	Sky’s betting services, provided through set-top boxes, the internet and via phone

Sky Broadband	Home broadband service provided exclusively for Sky digital customers. UK Online customers are excluded from quoted subscriber figures

Sky Box office	Our pay-per-view service offering movies, sporting events and concerts

Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and Sky Premium Channels

Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH viewers

Sky Premium Channels	Sky Movies Pack 1 (Sky Movies Comedy (& HD), Sky Movies Classic, Sky Movies Modern Greats (& HD), Sky Movies Family (& HD) and Sky Movies Screen 1 (& HD)), Sky Movies Pack 2 (Sky Movies Action/Thriller (& HD), Sky Movies Indie, Sky Movies SciFi/Horror (& HD), Sky Movies Drama (& HD) and Sky Movies Screen 2 (& HD)) and Bonus Channels (Sky Movies Premiere (& HD) and Sky Movies Premiere +1), Sky Sports 1 (& HD1), Sky Sports 2 (& HD2), Sky Sports 3 (& HD3) and Sky Sports Xtra. Channels have an HD simulcast where specified. (Sky Sports HD3 will simulcast Sky Sports Xtra programming occasionally)

Sky Talk	Home telephony service provided exclusively for Sky digital customers

Transponder	Wireless communication devices on satellites which send programming signals to minidishes

VM	Virgin Media
British Sky Broadcasting Group plc
Interim Management Report 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC
Date: January 28, 2009	By:	/s/ Dave Gormley
Dave Gormley
Company Secretary